As filed with the Securities and Exchange Commission on April 18, 2013

Registration No. 333-________________

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

(Exact name of Registrant as specified in its charter)

_________________________________

FORM F-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933
_________________________________

Paragon Shipping Inc.
(Exact name of Registrant as specified in its charter)

Republic of The Marshall Islands (State or other jurisdiction of incorporation or organization)	4412 (Primary Standard Industrial Classification Code Number)	N/A (I.R.S. Employer Identification No.)
Paragon Shipping, Inc. 15, Karamanli Avenue Voula, 16673 Athens, Greece (011) (30) (210) 8914 600 (Address and telephone number of Registrant's principal executive offices)		Seward & Kissel LLP Attention: Gary J. Wolfe, Esq. One Battery Park Plaza New York, New York 10004 (212) 574-1223 (Name, address and telephone number of agent for service)
_________________________________

Copies to:

Gary J. Wolfe, Esq.
Edward S. Horton, Esq.
Seward & Kissel LLP
One Battery Park Plaza
New York, New York 10004
(212) 574-1223 (telephone number)
(212) 480-8421 (facsimile number)

_________________________________

Approximate date of commencement of proposed sale to the public:
As soon as practicable after this Registration Statement becomes effective.
_________________________________

If any of the securities being registered on this Form are being offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee(3)
Class A Common Shares, $0.001 par value per share	$7,440,000	$1,015
Preferred Share Purchase Rights(3)	-	-

(1)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(o) under the Securities Act of 1933, as amended (the "Securities Act").
(2)	Includes common shares, if any, that may be sold pursuant to the underwriters' over-allotment option.

(3)
Pursuant to Rule 457(p) under the Securities Act, an aggregate of $1,015 of the registration fee paid hereunder is offset by the registration fee previously paid by the Registrant to register securities unsold under the Registrant's Registration Statement on Form F-1 (File No. 333-185467) filed with the Securities and Exchange Commission on December 13, 2012.

(3)
Preferred share purchase rights are not currently separable from the Class A common shares and are not currently exercisable. The value attributable to the preferred share purchase rights, if any, will be reflected in the market price of the Class A common shares.

_________________________________

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell the securities described in this document until the registration statement filed with the Securities and Exchange Commission is declared effective. This prospectus is not an offer to sell these securities and we are not soliciting offers to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED APRIL 18, 2013

PRELIMINARY PROSPECTUS

2,000,000 Common Shares

Paragon Shipping Inc.

We are offering 2,000,000 of our Class A common shares, or the common shares, in this offering. Each common share sold in this offering includes a preferred share purchase right that trades with the common shares.

As of the date of this prospectus, our common shares traded on the New York Stock Exchange under the symbol "PRGN." Effective as of the open of trading on April 19, 2013, our common shares are expected to cease trading on the New York Stock Exchange and commence trading on the Nasdaq Global Market under the symbol "PRGN." On April 17, 2013, the last reported sale price of our common shares on the New York Stock Exchange was $3.76 per share.

Investing in our common shares involves risks. See "Risk Factors" beginning on page 10 of this prospectus and in our Annual Report on Form 20-F for the fiscal year ended December 31, 2012, filed on April 3, 2013, and incorporated by reference herein.

None of the Securities and Exchange Commission, any state securities commission, or any other regulatory body has approved or disapproved of these securities or determined if this prospectus is truthful and complete. Any representation to the contrary is a criminal offense.

	Per Share	Total
Public offering price	$	$
Underwriting discounts and commissions	$	$
Proceeds, before expenses, to us	$	$

We have granted the underwriters an option to purchase up to                 additional common shares at the public offering price less underwriting discounts and commissions to cover over-allotments.

The underwriters expect to deliver the shares on or about                     , 2013.

________________________

________________________

The date of this prospectus is                     , 2013.

TABLE OF CONTENTS

PROSPECTUS SUMMARY	1
RISK FACTORS	10
CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS	14
USE OF PROCEEDS	15
CAPITALIZATION	16
SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA	18
PRICE RANGE OF OUR COMMON SHARES	20
SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT	21
CERTAIN RELATIONSHIPS AND RELATED-PARTY TRANSACTIONS	22
THE DRYBULK SHIPPING INDUSTRY	28
DESCRIPTION OF CAPITAL STOCK	47
SHARES ELIGIBLE FOR FUTURE SALE	54
REPUBLIC OF THE MARSHALL ISLANDS COMPANY CONSIDERATIONS	56
UNDERWRITING	60
OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION	63
ENFORCEABILITY OF CIVIL LIABILITIES	64
LEGAL MATTERS	65
EXPERTS	65
WHERE YOU CAN FIND MORE INFORMATION	65
DOCUMENTS INCORPORATED BY REFERENCE	66

You should rely only on the information contained in this prospectus. We have not, and the underwriters have not, authorized any other person to provide you with additional or different information. If any person provides you with different or inconsistent information, you should not rely upon it. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where an offer or sale is not permitted. You should assume that the information appearing in this prospectus is accurate as of the date on the front cover of this prospectus only. Our business, financial condition, results of operations and prospects may have changed since that date. Information contained on our website, www.paragonship.com, does not constitute part of this prospectus.

PROSPECTUS SUMMARY

This section summarizes some of the information that is contained in or incorporated by reference in this prospectus. As an investor or prospective investor, you should review carefully the more detailed information that appears later in this prospectus and the information incorporated by reference in this prospectus, including the section entitled "Risk Factors" in our Annual Report on Form 20-F for the year ended December 31, 2012, which was filed with the Securities and Exchange Commission, or the SEC, on April 3, 2013.

Unless expressly stated otherwise, all references in this prospectus to "we," "us," "our," the "Company" or similar references mean Paragon Shipping Inc. and its subsidiaries. In addition, we use the term deadweight, or dwt, in describing the size of vessels. Dwt expressed in metric tons, each of which is equivalent to 1,000 kilograms, refers to the maximum weight of cargo and supplies that a vessel can carry.

Our Company

We are a global provider of shipping transportation services. We specialize in transporting drybulk cargoes, including such commodities as iron ore, coal, grain and other materials, along worldwide shipping routes.

As of the date of this prospectus, our operating fleet consists of eight Panamax drybulk carriers, two Supramax drybulk carriers and three Handysize drybulk carriers with an aggregate capacity of approximately 816,472 dwt and an average age of 7.2 years.

Prior to April 2011, we owned and operated three containerships. In the second quarter of 2011, we sold to Box Ships Inc., or Box Ships, our wholly-owned subsidiary at the time, our three containerships. Box Ships completed its initial public offering in April 2011, and we continue to own 3,437,500 common shares of Box Ships, which, as of the date of this prospectus, represented approximately 13.8% of the issued and outstanding common shares of Box Ships.

In addition, we have agreed to acquire one Handysize newbuilding drybulk carrier that we expect to take delivery of in the fourth quarter of 2013 and two 4,800 TEU newbuilding containerships, which we expect to be delivered in the second quarter of 2014. We have granted Box Ships the option to acquire our newbuilding containerships by way of a novation of the relevant construction contract from us at any time prior to the applicable vessel's delivery to us or purchase of such vessel at any time after its delivery to us, so long as the vessel is owned by us at such time.

Allseas Marine S.A., or Allseas, provides commercial and technical management services for our fleet, pursuant to long-term management agreements between Allseas and each of our vessel-owning subsidiaries. Technical management services include, among other things, arranging for and managing crews, vessel maintenance, drydocking, repairs, insurance, maintaining regulatory and classification society compliance and providing technical support. Commercial management services include, among other things, negotiating charters for our vessels, monitoring various types of charters, monitoring the performance of our vessels, locating, purchasing, financing and negotiating the purchase and sale of our vessels, obtaining insurance for our vessels and finance and accounting functions. In addition, we have entered in to an accounting agreement with Allseas, pursuant to which Allseas provides us with financial accounting and financial reporting services.

Allseas also provides commercial and technical management services for Box Ships' fleet, as well as financial accounting and financial reporting services for Box Ships.

Allseas, a Liberian corporation based in Athens, Greece, was formed in 2000 as a ship management company and is wholly-owned by our Chairman, President and Chief Executive Officer, Mr. Michael Bodouroglou. We believe that Allseas has established a reputation in the international shipping industry for operating and maintaining a fleet with high standards of performance, reliability and safety.

Our Fleet

The following table presents certain information concerning our fleet as of the date of this prospectus:

Operating Drybulk fleet
Vessel Name and Type	DWT	Year Built	Charter Type	Charterer Name	Gross Daily Charter Rate (1)	Re-delivery from Charterer (2)
						Earliest	Latest
Panamax
Dream Seas	75,151	2009	Period	Intermare Transport GmbH	$20,000	May 2013	Aug. 2013
Coral Seas (3)	74,477	2006	Period	Morgan Stanley Capital Group Inc.	$12,000	Dec. 2013	Mar. 2014
Golden Seas (4)	74,475	2006	Period	Mansel Ltd.	$12,250	Sept. 2013	Dec. 2013
Pearl Seas	74,483	2006	Period	Cargill International S.A.	$12,125	Sept. 2013	Jan. 2014
Diamond Seas	74,274	2001	Period	DS Norden A/S	$ 8,750	Apr. 2013	Apr. 2013
Deep Seas (5)	72,891	1999	Period	Morgan Stanley Capital Group Inc.	$11,000	July 2014	Oct. 2014
Calm Seas	74,047	1999	Period	Intermare Transport GmbH	$11,800	Oct. 2013	Mar. 2014
Kind Seas	72,493	1999	Period	Torm A/S	$ 8,500	Apr. 2013	May 2013
Total Panamax	592,291
Supramax
Friendly Seas	58,779	2008	Period	Western Bulk Carriers A/S	$10,700	Aug. 2013	Feb. 2014
Sapphire Seas	53,702	2005	Period	Nordic Bulk Carriers A/S	$11,100	May 2013	May 2013
Total Supramax	112,481
Handysize
Prosperous Seas (6)	37,293	2012	Period	Cargill International S.A.	$12,125	Mar. 2014	July 2014
Precious Seas (6)	37,205	2012	Period	Cargill International S.A.	$12,125	May 2014	Sept. 2014
Priceless Seas	37,202	2013	Spot	Trafigura	-	May 2013	May 2013
Total Handysize	111,700
Total	816,472

(1)	Daily charter hire rates in this table do not reflect commissions, which are payable by us to third party chartering brokers and Allseas, ranging from 1.25% to 6.25%, including the 1.25% to Allseas.

(2)	The date range provided represents the earliest and latest date on which the charterer may redeliver the vessel to us upon expiration of the charter.

(3)	The charterers have an option to extend the term of the charter for an additional 11 to 13 months at a gross daily rate of $14,500.

(4)
The charterers have the option to extend the term of the charter for an additional 11 to 13 months at a gross daily rate of $13,000, plus 50% profit sharing with the charterers based on the Baltic Panamax Average Time Charter Routes, less 2.0%.

(5)
In addition to the gross daily rate of $11,000, the charter provides for 50% profit sharing with the charterers based on the Baltic Panamax Average Time Charter Routes, less 8.75%. The charterers also have the option to extend the term of the charter for an additional 11 to 13 months at a gross daily rate of $14,000.

(6)	The charterers have the option to extend the term of the charter for an additional 11 to 14 months at a gross daily rate of $15,500.

Handysize Drybulk Newbuildings we have agreed to acquire

Vessel Name	DWT	Shipyard	Expected Shipyard Delivery
Hull no. 625	37,200	Zhejiang Ouhua Shipbuilding	Q4 2013
Total	37,200

Containership Newbuildings we have agreed to acquire

Vessel Name	TEU	Shipyard	Expected Shipyard Delivery
Hull no. 656 (1)	4,800	Zhejiang Ouhua Shipbuilding	Q2 2014
Hull no. 657 (1)	4,800	Zhejiang Ouhua Shipbuilding	Q2 2014
Total	9,600

____________

(1)           We have granted Box Ships the option to acquire this containership by way of a novation of the construction contract from us at any time prior to the vessel's delivery to us, or purchase of the vessel at any time after its delivery to us, so long as the vessel is owned by us at such time. In addition, we have granted Box Ships a right of first offer on any proposed sale, transfer or other disposition of the vessel.

Our Competitive Strengths

We believe that we possess a number of competitive strengths in our industry, including:

Modern  and diversified fleet. We operate a modern and diversified fleet of drybulk carriers, which currently consists of eight Panamax drybulk carriers, two Supramax drybulk carriers and three Handysize drybulk carriers. Our fleet had an average age of 7.2 years as of the date of this prospectus, compared to an average age of the worldwide drybulk carrier fleet of approximately 9.8 years as of the same date. We believe that owning a modern, well-maintained fleet reduces operating costs, improves safety and provides us with a competitive advantage in securing favorable time charter and spot employment. Furthermore, a diversified drybulk carrier fleet enables us to serve our customers in both major and minor bulk trades.

Combined fleet employment.  Most of our vessels are currently employed on short to medium term fixed rate time charters with an average remaining duration of four months, assuming no exercise of any options to extend the durations of the charters, with expirations ranging from April 2013 to November 2015, including the exercise of applicable extension options.  In addition, as of the date of this prospectus, we employed one of our vessels on a short-term voyage charter. Depending on market conditions, we may decide to employ more of our vessels on short-term voyage charters, which generally last for periods of ten days to four months, to be in a position to take advantage of any strengthening of the spot market.  Drybulk carriers operating in the spot market may generate increased or decreased profit margins during periods of improvement or deterioration in freight (or charter) rates, while drybulk carriers operating on fixed employment contracts, which can last up to several years, provide more predictable cash flows.  We believe that this employment strategy allows us to opportunistically pursue market conditions and take advantage of potential future improvements in the drybulk charter market.

Strong customer relationships with reputable charterers.  Our management team and Allseas have established relationships with leading charterers and a number of chartering, sales and purchase brokerage houses around the world. Allseas and its affiliates have maintained relationships with major national and private industrial users, commodity producers and traders, including Cargill International, Glencore International, Intermare Transport, and Morgan Stanley Capital Group, which have repeatedly chartered vessels managed by Allseas. We intend to continue to adhere to the highest standards with regards to reliability, safety and operational excellence.

Experienced management team.  Our Chairman, President and Chief Executive Officer has more than 35 years of experience in the shipping industry, and our Chief Financial Officer has over 19 years of shipping and finance experience. Our Chief Operating Officer has 25 years of shipping experience and has been working with our Chief Executive Officer for the last 17 years. The members of our management team have developed strong industry relationships with leading charterers, shipbuilders, insurance underwriters, protection and indemnity associations and financial institutions.

Experienced and dependable fleet manager.  We believe Allseas has established its reputation as an experienced and dependable vessel operator without compromising on safety, maintenance and operating performance. No vessels managed by Allseas have suffered a total loss, constructive total loss or caused any material environmental damage. Our Chairman, President and Chief Executive Officer and the sole shareholder of Allseas, Mr. Michael Bodouroglou, since owning Allseas and its predecessor company, has managed more than 50 vessels since the companies' inception and has assembled a management team of senior executive officers and key employees with decades of experience in all aspects of vessel operations and maintenance.

Our Business Strategy

Our strategy is to continue to invest in the drybulk carrier industry, to generate stable cash flows through time charters and to grow through timely and selective acquisitions. As part of our strategy, we intend to:

Focus on all segments of the drybulk carrier sector.  As of the date of this prospectus, our fleet consisted of eight Panamax drybulk carriers, two Supramax drybulk carriers and three Handysize drybulk carriers with an aggregate capacity of approximately 816,472 dwt and an average age of 7.2 years. We plan to continue to develop a diversified fleet of drybulk carriers in various size categories, including Capesize, Panamax, Supramax and Handysize. Larger drybulk carriers, such as Capesize and Panamax vessels, have historically experienced a greater degree of freight rate volatility, while smaller drybulk carriers, such as Supramax and Handysize vessels, have historically experienced greater charter rate stability. Furthermore, we believe a diversified drybulk carrier fleet will enable us to serve our customers in both major and minor bulk trades, and to gain a worldwide presence in the drybulk carrier market by assembling a fleet capable of servicing virtually all major ports and routes used for the seaborne transportation of key commodities and raw materials. Our vessels are able to trade worldwide in a multitude of trade routes carrying a wide range of cargoes for a number of industries.

Pursue an appropriate balance of time and spot charters.  Most of our vessels are currently employed on fixed rate time charters with an average remaining duration of four months, assuming no exercise of any options to extend the durations of the charters, with expirations ranging from April 2013 to November 2015, including the exercise of applicable extension options.  In addition, as of the date of this prospectus, we employed one of our vessels on a short-term voyage charter. Historically, we have employed our vessels primarily under one and two year time charters that we believe provide us with a stable cash flow base and high utilization rates, while limiting our exposure to charter rate volatility. We believe factors governing the supply of and demand of drybulk carriers may cause charter rates for drybulk carriers to strengthen in the near term, thereby providing us opportunities to renew our time charters or enter into new time charters at similar or higher rates following the expiration of their respective terms. When our vessels are not employed on time charters, our management team plans to balance the mix of time charters and spot charters in order to permit us to opportunistically pursue market conditions while allowing us to maintain stable cash flows.

Grow through timely and selective newbuilding and secondhand vessel acquisitions.  We intend to further grow our fleet in addition to the one newbuilding Handysize drybulk carrier and two newbuilding containerships we have agreed to purchase through timely and selective acquisitions of newbuilding and secondhand drybulk carriers. We believe new developments in vessel design and construction, "Eco Design," and the historically low newbuilding and secondhand prices present opportunities for timely and selective growth. We will seek to identify potential vessel acquisition candidates among various size categories of drybulk carriers.

Limit amount of indebtedness to moderate levels.  We intend to limit the amount of indebtedness that we have outstanding at any time to relatively moderate levels. We expect to draw our available borrowing capacity amounting to $33.8 million as of the date of this prospectus, provided we meet the conditions precedent, as well as enter into additional commercial bank loans if necessary and use cash generated from operating activities, to finance the completion of our newbuilding program and future vessel acquisitions. We intend to repay our acquisition-related debt from time to time with the net proceeds of future equity issuances in order to retain financial flexibility.

Continue to operate a modern, high-quality fleet.  We intend to maintain a modern, high quality fleet through our technical and commercial manager's rigorous and comprehensive maintenance and inspection program. In addition, we intend to limit our acquisitions to vessels that meet these rigorous industry standards and certification requirements.

Industry Overview
Recent Trends in the Drybulk Sector

Drybulk carriers represent the most efficient and often the only means of transporting large volumes of basic commodities over long distances. In 2012 seaborne drybulk cargo trade was 3.46 billion tons and it accounted for approximately 36% of total seaborne trade.  Between 2000 and 2012, seaborne dry cargo trade grew at a compound annual growth rate, or CAGR, of 4.0%, making it one of the fastest growing trade sectors of international shipping.

Drybulk Trade Development: 2000 to 2012
(Million Tons)
Source: Drewry

Large and consistent increases in seaborne drybulk trade have been seen in the last decade as a result of Chinese demand for imported basis raw materials, especially iron ore.  Although the growth in trade was stalled in 2009 due to the downturn in the global economy, it has since returned to most drybulk commodities.  In 2012 seaborne drybulk trade increased by 6% over 2011 levels.

The growth in trade and ship demand has prompted a rapid expansion of the drybulk fleet and since 2008, supply has grown faster than demand, which in turn has led to weakness in freight rates and vessel values.  At its peak in 2008, the drybulk orderbook for new vessels was close to 70% of the capacity of the existing fleet at that time.  However, a weak freight market and lack of finance has led to a sharp reduction in the number of new orders placed and in March 2013, the drybulk orderbook had fallen to just 18% of the existing fleet.  According to Drewry Shipping Consultants Ltd, or Drewry, this is important, as it points to supply growth moderating in the future. For the moment, freight rates and secondhand values remain at low levels, but Drewry expects that conditions are being laid for a recovery in the market.

Drybulk Orders and Drybulk Orderbook as % Existing Fleet

Source: Drewry

Recent Developments

Debt Restructuring

Due to the intense fluctuation in the drybulk charter market and related fluctuation in vessel values, we were not in compliance with several financial and security coverage ratio covenants contained in our loan and credit facilities during 2012, and as such, we have deposited additional security to cure the shortfall in the security cover required to be maintained under the relevant facilities, obtained waivers of the relevant covenant breaches, entered into amendments to or refinanced the affected debt, as discussed below.

In 2012, we entered into supplemental agreements and, subject to certain conditions, agreed to amended terms with (i) Unicredit Bank AG in respect of our loan agreement dated November 19, 2007, (ii) the Bank of Scotland plc in respect of our loan agreement dated December 4, 2007, (iii) The Governor and Company of the Bank of Ireland, or the Bank of Ireland, in respect of our loan agreement dated March 30, 2009, and (iv) HSBC Bank Plc in respect of our loan agreement dated July 2, 2010. Pursuant to these agreements, we obtained waivers of certain financial and security cover ratio covenant breaches and agreed to the relaxation of several financial and security coverage ratio covenants, the deferral of a portion of our scheduled quarterly installments and, in the case of the loan agreements with the Bank of Ireland and the Bank of Scotland, the extension of the loan agreements to the second quarter of 2017 and to the third quarter of 2015, respectively. In addition, in respect to the loan agreement with the Bank of Scotland, we agreed to a payment of $2.8 million in order to facilitate the full and final settlement of the portion of the loan of one of the syndicate members equal to $4.7 million. We refer to the amendments described above collectively as our debt restructuring program.

Several of the agreements in our debt restructuring program were subject to a number of conditions, including (i) the entry into definitive documentation, (ii) an equity increase of $10.0 million within 90 days after the signing of such definitive documentation and (iii) all lenders agreeing to similar restructuring terms and granting similar waivers of covenant breaches and terms.

Subsequent to December 31, 2012, we finalized the definitive documentation with the remaining of our lenders, Commerzbank AG, HSH Nordbank AG and Nordea Bank Finland Plc, relating to our debt restructuring program. In addition, we received the additional $10.0 million in equity required to finalize our debt restructuring program through the issuance of 4,901,961 common shares to Innovation Holdings S.A., or Innovation Holdings, a company controlled by our Chairman, President and Chief Executive Officer, in a private placement that closed on December 24, 2012.

Accordingly, subsequent to December 31, 2012, all conditions required to complete our debt restructuring program were satisfied with retroactive effect as of December 31, 2012 and thus, our debt restructuring program is finalized and effective from December 31, 2012.

Following the finalization of our debt restructuring program and after giving effect to the respective supplemental and restating agreements, we regained compliance with all covenants with respect to our loan and credit facilities.

For further information relating to our loan and credit facilities, please see Note 9 to our consolidated financial statements included in our Annual Report for the year ended December 31, 2012, filed with the SEC on April 3, 2013 and incorporated by reference herein.

Loan to Affiliate

On March 11, 2013, we agreed to amend the terms of our loan agreement with Box Ships relating to an unsecured loan of up to $30.0 million that we agreed to provide to Box Ships in May 2011 for the purpose of partly financing the acquisition of Box Ships' initial fleet and for general corporate purposes, of which $13.0 million was outstanding as of the date of this prospectus. Under the terms of the amended agreement, the maturity of the loan has been extended from April 19, 2013 to April 19, 2014 and during the remaining term of the loan, Box Ships is required to make quarterly principal installment payments in the amount of $1.0 million each, commencing on April 19, 2013, with a final balloon payment of $9.0 million due on the maturity date. In consideration of the amendment of the loan agreement, Box Ships agreed to pay an amendment fee of $65,000 and to increase the margin from 4.0% to 5.0%.

Transfer to Nasdaq Global Market

Effective April 19, 2013, our common shares are expected to cease trading on the New York Stock Exchange and commence trading on the Nasdaq Global Market under the symbol "PRGN." We are voluntarily transferring the listing of our common shares to the Nasdaq Global Market, as we believe this action will help us achieve greater long-term flexibility and cost efficiency.

Corporate Structure

We were incorporated under the laws of the Republic of the Marshall Islands on April 26, 2006. Our executive offices are located at 15 Karamanli Ave, GR 166 73, Voula, Greece. Our telephone number at that address is +30 210 891 4600. We also maintain a website at www.paragonship.com. Information contained on our website does not constitute part of this prospectus.

We own our vessels through separate wholly-owned subsidiaries that are incorporated in Liberia or the Republic of the Marshall Islands.

Risk Factors

We face a number of risks associated with our business and industry and must overcome a variety of challenges to utilize our strengths and implement our business strategy. These risks include, among others, changes in the drybulk shipping market, including supply and demand, charter hire and utilization rates, and commodity prices; increased costs of compliance with regulations affecting the drybulk shipping industry; a downturn in the global economy; hazards inherent in the drybulk shipping industry and marine operations resulting in liability for personal injury or loss of life, damage to or destruction of property and equipment, pollution or environmental damage; inability to comply with loan covenants; inability to finance newbuilding and other capital projects; and inability to successfully employ our vessels.

This is not a comprehensive list of risks to which we are subject, and you should carefully consider all the information in this prospectus and the documents incorporated by reference herein in connection with your ownership of our common shares. In particular, we urge you to carefully consider the risk factors set forth in the section of this prospectus entitled "Risk Factors" beginning on page 10 and under the heading "Risk Factors" in our Annual Report on Form 20-F for the year ended December 31, 2012, filed on April 3, 2013.

The Offering

Common shares offered by us	2,000,000 common shares.
Common shares to be outstanding immediately after this offering, assuming no exercise of the underwriters' overallotment option(1)	13,361,442 common shares.

Over-allotment option
We have granted the underwriters a 30-day option to purchase up to an additional 300,000 common shares at the public offering price less underwriting discounts and commissions to cover any over-allotments.

Use of Proceeds
Based on the last reported sale price of our common shares, on the Nasdaq Global Market, on                 , 2013, of $          per share, we expect that the net proceeds of this offering to us, after deducting discounts and commissions payable to the underwriters and other expenses related to the offering payable by us, will be approximately $         million (or approximately $         million if the underwriters exercise their over-allotment option in full). We intend to use the net proceeds to us of this offering for general corporate purposes, including newbuilding and secondhand vessel acquisitions. Please read "Use of Proceeds."

Preferred share purchase rights
We entered into a Stockholders Rights Agreement, dated as of January 4, 2008, as amended, or the Rights Agreement, with Computershare Trust Company, N.A., as Rights Agent. Pursuant to this Rights Agreement, each of our common shares includes one right, or right, that entitles the holder to purchase from us a unit consisting of one one-thousandth of a preferred share at a purchase price of $75.00 per unit, subject to specified adjustments. Until a right is exercised, the holder of a right will have no rights to vote or receive dividends or any other stockholder rights.

Listing
As of the date of this prospectus, our common shares traded on the New York Stock Exchange under the symbol "PRGN." Effective with the open of trading on April 19, 2013, our common shares are expected to cease trading on the New York Stock Exchange and commence trading on the Nasdaq Global Market under the symbol "PRGN."

Risk Factors
Investing in our common shares involves substantial risk. You should carefully consider all the information in this prospectus prior to investing in our common shares. In particular, we urge you to consider carefully the factors set forth in the section of this prospectus entitled "Risk Factors" beginning on page 10 and under the heading "Risk Factors" in our Annual Report on Form 20-F for the year ended December 31, 2012, filed with the SEC on April 3, 2013.

______________
(1) Includes 40,000 common shares to be issued to Loretto under the agreement we have entered into with Allseas and Loretto Finance Inc., or Loretto, a wholly owned subsidiary of Allseas and a Marshall Islands corporation that is controlled by Mr. Bodouroglou and members of his family, pursuant to which we have agreed, among other things, to issue to Loretto, at no cost to Loretto, additional common shares equal to 2.0% of the total number of common shares we issue pursuant to any equity offerings we make.

Summary Financial Information

The following tables set forth our summary consolidated financial data and other operating data, which are stated in U.S. dollars, other than share data, as of and for the years ended December 31, 2008, 2009, 2010, 2011 and 2012. The summary data is derived from our audited consolidated financial statements and notes thereto, which have been prepared in accordance with U.S. generally accepted accounting principles, or U.S. GAAP.

Our audited consolidated statements of operations, shareholders' equity and cash flows for the years ended December 31, 2010, 2011 and 2012, and the consolidated balance sheets at December 31, 2011 and 2012, together with the notes thereto, are included in our Annual Report on Form 20-F for the fiscal year ended December 31, 2012, filed with the SEC on April 3, 2013 and incorporated by reference herein. The following data should be read in conjunction with "Item 5. Operating and Financial Review and Prospects," the consolidated financial statements, related notes and other financial information included elsewhere in our Annual Report on Form 20-F for the fiscal year ended December 31, 2012.

Following the 10-for-1 reverse stock split effectuated on November 5, 2012, pursuant to which every ten shares of our common stock issued and outstanding were converted into one share of common stock, all share and per share amounts disclosed in the tables below and in our consolidated financial statements included in our Annual Report on Form 20-F for the fiscal year ended December 31, 2012 have been retroactively restated to reflect this change in capital structure.

	Year ended December 31,

	2008	2009	2010	2011	2012
INCOME STATEMENT DATA
(Expressed in United States Dollars, except for share data)
Net revenue	$161,137,646	$152,747,121	$111,700,109	$86,907,967	$50,300,679
Operating income / (loss)	94,682,596	79,268,499	34,121,346	(275,225,740)	2,293,932
Net income / (loss) available to Class A common shares	69,229,461	65,678,614	22,895,280	(283,498,759)	(17,557,125)
Earnings / (loss) per Class A common share, diluted	$25.60	$16.94	$4.43	$(47.61)	$(2.84)
Weighted average number of Class A common shares, diluted	2,701,001	3,802,652	4,981,272	5,793,792	6,035,910
Dividends declared per Class A common share	$18.75	$2.00	$2.00	$0.50	—

	Year ended December 31,
	2008	2009	2010	2011	2012
OTHER FINANCIAL DATA
(Expressed in United States Dollars)
Net cash from operating activities	$83,474,314	$80,406,754	$60,613,801	$45,467,429	$13,376,809
Net cash (used in) / from investing activities	(78,072,478)	(40,500,000)	(142,151,113)	43,673,793	(15,702,244)
Net cash from / (used in) financing activities	31,711,279	25,611,672	(17,634,931)	(109,365,640)	5,438,803

	As of December 31,

	2008	2009	2010		2011	2012
BALANCE SHEET DATA
(Expressed in United States Dollars)
Total current assets	$72,274,712	$190,049,436		$55,503,278	$37,457,564	$31,333,204
Total assets	742,421,254	812,692,848		821,276,010	432,073,937	419,974,902
Total current liabilities	69,219,899	78,990,340		45,212,355	40,486,845	21,971,886
Long-term debt	334,335,000	270,235,000		282,757,012	169,096,000	181,114,926
Total liabilities	433,989,975	356,427,030		330,804,343	210,849,790	204,454,389
Total shareholders' equity / net assets	$308,431,279	$456,265,818	S	490,471,667	$221,224,147	$215,520,513

RISK FACTORS

An investment in our common shares involves risks and uncertainties. You should carefully consider the risks described below and discussed under the caption "Risk Factors" in our Annual Report on Form 20-F for the year ended December 31, 2012, filed with the SEC on April 3, 2013 and incorporated by reference herein, as well as the other information included in this prospectus before deciding to invest in our common shares.

Risks Relating to Our Common Shares

The continued downturn in the drybulk carrier charter market has had a significant adverse impact on the market price of our common shares and may affect our ability to maintain our listing on the Nasdaq Global Market or any other securities exchange on which our common shares may be traded.

As of the date of this prospectus, our common shares traded on the New York Stock Exchange under the symbol "PRGN." Effective with the open of trading on April 19, 2013, our common shares are expected to cease trading on the New York Stock Exchange and commence trading on the Nasdaq Global Market under the symbol "PRGN." The continued weakness in the drybulk charter market has caused the price of our common shares to decline significantly since 2008. In November 2012, we conducted a 10-for-1 reverse stock split of our issued and outstanding common shares in order to continue to meet the minimum continued listing standards of the New York Stock Exchange.  Further declines in the trading price of our common shares may cause us to fail to meet certain of the continuing listing standards of the Nasdaq Global Market, which could result in the delisting of our common shares. If our shares cease to be traded on the Nasdaq Global Market or another national securities exchange, the price at which you may be able to sell your common shares of the Company may be significantly lower than their current trading price or you may not be able to sell them at all. The failure of our common shares to be listed on the Nasdaq Global Market or another national securities exchange may also result in defaults under our loan and credit facilities. We are currently in compliance with all applicable New York Stock Exchange and Nasdaq listing standards.

Following the completion of this offering, our Chairman, President and Chief Executive Officer will continue to have the power to exert considerable influence over us and may be able to control the outcome of matters on which our shareholders are entitled to vote, which may limit your ability to influence our actions.

As of the date of this prospectus, our Chairman, President and Chief Executive Officer beneficially owned a total of 6,400,364 common shares, or approximately 56.5% of our outstanding common shares, all of which are held indirectly through Innovation Holdings S.A., or Innovation Holdings, a Marshall Islands company beneficially owned and controlled by Mr. Bodouroglou, and Loretto. Following the completion of this offering, Mr. Michael Bodouroglou is expected to beneficially own a total of 6,440,364 of our common shares, or approximately 48.2% of our outstanding common shares (or 6,446,364 common shares, or approximately 47.2% of our outstanding common shares, if the underwriters exercise their over-allotment option in full), which includes shares to be issued to Loretto under the agreement we have entered into with Allseas and Loretto, pursuant to which we have agreed, among other things, to issue to Loretto, at no cost to Loretto, additional common shares equal to 2.0% of the number of shares we issue pursuant to any equity offering we make. Due to the number of shares Mr. Bodouroglou is expected to own after giving effect to this offering, Mr. Bodouroglou will continue to have the power to exert considerable influence over our actions and may control the outcome of matters on which our shareholders are entitled to vote, including the election of our directors and other significant corporate actions. The interests of Mr. Bodouroglou as a shareholder may be different from your interests.

Future sales or other issuances of our common shares could cause the market price of our common shares to decline and shareholders may experience dilution as a result of our on-going agreement to issue common shares to Loretto Finance Inc.

Following the completion of this offering, we will have 13,361,442 common shares outstanding (or 13,667,442 common shares outstanding if the underwriters exercise their over-allotment option in full), which includes shares to be issued to Loretto under the agreement we have entered into with Allseas and Loretto discussed below. In order to finance the currently contracted and future growth of our fleet, we may have to incur additional indebtedness and/or sell additional equity securities. Future common share issuances, directly or indirectly through convertible or exchangeable securities, options or warrants, will generally dilute the ownership interests of our existing common shareholders, including their relative voting rights, and could require substantially more cash to maintain the then existing level, if any, of our dividend payments to our common shareholders, as to which no assurance can be given. Preferred shares, if issued, will generally have a preference on dividend payments, which could prohibit or otherwise reduce our ability to pay dividends to our common shareholders. Any future debt we incur will be senior in all respects to our common shares, will generally include financial and operating covenants with which we must comply and will include acceleration provisions upon defaults thereunder, including our failure to make any debt service payments thereunder or possibly under other debt. Because our decision to issue equity securities or incur debt in the future will depend on a variety of factors, including market conditions and other matters that are beyond our control, we cannot predict or estimate the timing, amount or form of our capital raising activities in the future. Future sales or other issuances of a substantial number of common shares or other securities in the public market or otherwise, or the perception that these sales could occur, may depress the market price for our common shares. These sales or issuances could also impair our ability to raise additional capital through the sale of our equity securities in the future.

In order to incentivize Allseas' continued services to us, we have entered into a tripartite agreement with Allseas and Loretto, pursuant to which in the event of a capital increase, an equity offering, including this offering, or the issuance of common shares to a third party or third parties in the future, other than common shares issued pursuant to our equity incentive plan, we have agreed to issue, at no cost to Loretto, additional common shares to Loretto in an amount equal to 2% of the total number of common shares issued pursuant to such capital increase, equity offering or third party issuance, as applicable. After giving effect to the issuance to Loretto of 40,000 common shares as a result of this offering, or 2% of the total number of common shares offered hereby (or 46,000 common shares if the underwriters' overallotment option is exercised in full), Loretto is expected to own a total of 254,258 of our common shares (or 260,258 of our common shares if the underwriters' overallotment option is exercised in full).

In addition, after giving effect to this offering, our Chairman, President and Chief Executive Officer, Mr. Michael Bodouroglou, is expected to beneficially own 6,440,364 of our common shares, or 48.2% of our outstanding common shares (or 47.2% of our outstanding common shares if the underwriters exercise their over-allotment option in full), including the 254,258 common shares expected to be owned by Loretto (or 260,258 common shares if the underwriters' overallotment option is exercised in full) discussed above and the shares held by Innovation Holdings, discussed below. The common shares beneficially owned by Mr. Bodouroglou are "restricted securities" within the meaning of Rule 144 under the U.S. Securities Act of 1933, as amended, or the Securities Act, and may not be transferred unless they have been registered under the Securities Act or an exemption from registration is available. Upon satisfaction of certain conditions, Rule 144 permits the sale of certain amounts of restricted securities six months following the date of acquisition of the restricted securities from us.

We have entered into a registration rights agreement, dated December 24, 2012, with Innovation Holdings, a Marshall Islands corporation controlled by Mr. Bodouroglou, pursuant to which we have granted Innovation Holdings the right, subject to certain terms and conditions, to require us to register under the Securities Act up to 4,901,961 common shares held by Innovation Holdings for offer and sale to the public, including by way of an underwritten public offering.

As our common shares become eligible for sale under Rule 144, or if Innovation Holdings exercises its registration rights pursuant to the registration rights agreement discussed above, the volume of sales of our common shares on the Nasdaq Global Market or such other securities exchange on which our common shares are listed may increase, which could reduce the market value of our common shares.

We cannot assure you that an active and liquid public market for our common shares will continue.

As of the date of this prospectus, our common shares traded on the New York Stock Exchange under the symbol "PRGN." Effective with the open of trading on April 19, 2013, our common shares are expected to cease trading on the New York Stock Exchange and commence trading on the Nasdaq Global Market under the symbol "PRGN." We cannot assure you that an active and liquid public market for our common shares will continue. Since 2008, the U.S. stock market has experienced extreme price and volume fluctuations. In addition, the seaborne transportation industry has been highly unpredictable and volatile. If the volatility in the market or the drybulk industry continues or worsens, it could have an adverse effect on the market price of our common shares and may impact a potential sale price if holders of our common shares decide to sell their shares.

The market price of our common shares may be influenced by many factors, many of which are beyond our control, including those described under the caption "Risk Factors" in our Annual Report on Form 20-F for the year ended December 31, 2012 and the following:

•	actual or anticipated variations in our operating results;

•	changes in our cash flow or earnings estimates;

•	publication of research reports about us or the industry in which we operate;

•	fluctuations in the seaborne transportation industry, including fluctuations in the drybulk market

•	increases in market interest rates that may lead purchasers of common shares to demand a higher expected yield which, would mean our share price would fall;

•	changes in applicable laws or regulations, court rulings and enforcement and legal actions;

•	changes in market valuations of similar companies;

•	announcements by us or our competitors of significant contracts, acquisitions or capital commitments;

•	adverse market reaction to any increased indebtedness we incur in the future;

•	additions or departures of key personnel;

•	actions by institutional shareholders;

•	speculation in the press or investment community;

•	terrorist attacks;

•	economic and regulatory trends; and

•	general market conditions.

As a result of these and other factors, investors in our common shares may not be able to resell their shares at or above the price they paid for such shares. These broad market and industry factors may materially reduce the market price of our common shares, regardless of our operating performance.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus includes "forward-looking statements," as defined by U.S. federal securities laws, with respect to our financial condition, results of operations and business and our expectations or beliefs concerning future events. Words such as, but not limited to, "believe," "expect," "anticipate," "estimate," "intend," "plan," "targets," "projects," "likely," "will," "would," "could" and similar expressions or phrases may identify forward-looking statements.

All forward-looking statements involve risks and uncertainties. The occurrence of the events described, and the achievement of the expected results, depend on many events, some or all of which are not predictable or within our control. Actual results may differ materially from expected results.

In addition, important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include; (i) the strength of world economies; (ii) fluctuations in currencies and interest rates; (iii) general market conditions, including fluctuations in charter hire rates and vessel values; (iv) changes in demand in the drybulk shipping industry, including the market for our vessels; (v) changes in our operating expenses, including bunker prices, dry-docking and insurance costs; (vi) changes in governmental rules and regulations or actions taken by regulatory authorities; (vii) potential liability from pending or future litigation; (viii) general domestic and international political conditions; (ix) potential disruption of shipping routes due to accidents or political events; (x) the availability of financing and refinancing; (xi) vessel breakdowns and instances of off-hire; and (xii) other important factors described from time to time in the reports filed by us with the SEC.

We have based these statements on assumptions and analyses formed by applying our experience and perception of historical trends, current conditions, expected future developments and other factors we believe are appropriate in the circumstances. All future written and verbal forward-looking statements attributable to us or any person acting on our behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. We undertake no obligation, and specifically decline any obligation, except as required by law, to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this prospectus might not occur.

See the section entitled "Risk Factors," on page 10 of this prospectus and in our Annual Report on Form 20-F for the fiscal year ended December 31, 2012, filed with the SEC on April 3, 2013 and incorporated by reference herein, for a more complete discussion of these risks and uncertainties and for other risks and uncertainties. These factors and the other risk factors described in this prospectus are not necessarily all of the important factors that could cause actual results or developments to differ materially from those expressed in any of our forward-looking statements. Other unknown or unpredictable factors also could harm our results. Consequently, there can be no assurance that actual results or developments anticipated by us will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, us. Given these uncertainties, prospective investors are cautioned not to place undue reliance on such forward-looking statements.

USE OF PROCEEDS

Based on the last reported sale price of our common shares on the Nasdaq Global Market on                  , 2013, of $          per share, we expect that the net proceeds of this offering to us, after deducting discounts and commissions payable to the underwriters and other expenses related to the offering, will be approximately $         million (or approximately $         million if the underwriters exercise their over-allotment option in full).

We intend to use the net proceeds to us of this offering for general corporate purposes, including newbuilding and secondhand vessel acquisitions.

CAPITALIZATION

The following table sets forth our capitalization at December 31, 2012:

•	On an actual basis;

•	On an as adjusted basis to give effect to the following transactions, which occurred during the period from January 1, 2013 to April 17, 2013:

o	the scheduled repayment of $4,006,813 in outstanding indebtedness under our secured loan agreements;

o	the issuance of 98,039 common shares on February 15, 2013 for no cash consideration to Loretto at a grant date fair value of $3.425 per share;

o
the issuance of an aggregate of 222,000 restricted common shares on February 25, 2013 to our Chairman, President and Chief Executive Officer, our Chief Financial Officer and certain other employees of our Manager at a grand date fair value of $2.71 per share.

•	on an as further adjusted basis to give effect to the following transactions:

o
the issuance and sale of 2,000,000 of our common shares pursuant to this prospectus at an assumed offering price of $          per share, which was the last reported closing price of our common shares on the Nasdaq Global Market on                         , 2013, resulting in net proceeds of approximately $          million, after deducting estimated expenses related to this offering of $         million payable by us and the underwriting discounts and commissions of approximately $         million; and

o
our obligation to issue 40,000 shares of common stock for no cash consideration to Loretto, representing 2% of the total number of common shares issued and sold pursuant to this prospectus, assuming no exercise of the underwriters' over-allotment option.

As of December 31, 2012, we had $17.7 million in cash and cash equivalents and $10.0 million in current and non-current restricted cash. On an "as further adjusted" basis, as described above and taking into account the starting cash balance of December 31, 2012, cash and cash equivalents amounts to approximately $          million and restricted cash amounts to  $10.0 million.

There have been no significant adjustments to our capitalization since December 31, 2012, as so adjusted. You should read the information below in connection with the section of this prospectus entitled "Use of Proceeds," and our audited consolidated financial statements and notes thereto included in our Annual Report on Form 20-F for the fiscal year ended December 31, 2012, filed with the SEC on April 3, 2013 and incorporated by reference herein.

	As of December 31, 2012
	Actual	As Adjusted	As Further Adjusted
Capitalization:

Total debt (1)(2)(3)	$195,542,176	$191,535,363	$

Preferred shares, $0.001 par value; 25,000,000 shares authorized, none issued, actual, as adjusted and as further adjusted	-	-

Class A common shares, $0.001 par value; 750,000,000 shares authorized 11,001,403 shares issued and outstanding actual, 11,321,442 shares issued and outstanding as adjusted, 13,361,442 shares issued and outstanding as further adjusted	11,001	11,321
Class B common shares, $0.001 par value; 5,000,000 authorized; none issued and outstanding	-	-

Additional paid-in capital	460,094,256	460,429,942

Accumulated other comprehensive loss	(627,104)	(627,104)

Accumulated deficit	(243,957,640)	(244,293,646)

Total shareholders' equity	215,520,513	215,520,513

Total capitalization	$411,062,689	$407,055,876	$

_________________
(1)	All of our indebtedness is secured and guaranteed.
(2)	Total debt does not include the fair value of the derivative liabilities designated as hedging instruments, which was $0.7 million as of December 31, 2012.
(3)
Does not include any future amounts we may draw under the Nordea loan facility dated May 5, 2011 (please see Note 9 to our consolidated financial statements included in our annual report on Form 20-F for the fiscal year ended December 31, 2012, filed with the SEC on April 3, 2013 and incorporated by reference herein).

SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA

The following tables set forth our selected consolidated financial data and other operating data, which are stated in U.S. dollars, other than share data, as of and for the years ended December 31, 2008, 2009, 2010, 2011 and 2012. The selected data is derived from our audited consolidated financial statements and notes thereto, which have been prepared in accordance with U.S. generally accepted accounting principles, or U.S. GAAP.

Our audited consolidated statements of operations, shareholders' equity and cash flows for the years ended December 31, 2010, 2011 and 2012, and the consolidated balance sheets at December 31, 2011 and 2012, together with the notes thereto, are included in our Annual Report on Form 20-F for the fiscal year ended December 31, 2012, filed with the SEC on April 3, 2013 and incorporated by reference herein. The following data should be read in conjunction with "Item 5. Operating and Financial Review and Prospects," the consolidated financial statements, related notes and other financial information included elsewhere in our Annual Report on Form 20-F for the fiscal year ended December 31, 2012.

Following the 10-for-1 reverse stock split effectuated on November 5, 2012, pursuant to which every ten shares of our common stock issued and outstanding were converted into one share of common stock, all share and per share amounts disclosed in the tables below and in our consolidated financial statements included in our Annual Report on Form 20-F for the fiscal year ended December 31, 2012 have been retroactively restated to reflect this change in capital structure.

	Year ended December 31,

	2008	2009	2010	2011	2012
INCOME STATEMENT DATA
(Expressed in United States Dollars, Except for share data)
Net revenue	$161,137,646	$152,747,121	$111,700,109	$86,907,967	$50,300,679
Operating income / (loss)	94,682,596	79,268,499	34,121,346	(275,225,740)	2,293,932
Comprehensive income / (loss)	69,229,461	65,678,614	22,895,280	(283,498,759)	(18,184,229)
Net income / (loss) available to Class A common shares	69,229,461	65,678,614	22,895,280	(283,498,759)	(17,557,125)
Earnings / (loss) per Class A common share, basic	$25.79	$16.94	$4.43	$(47.61)	$(2.84)
Earnings / (loss) per Class A common share, diluted	$25.60	$16.94	$4.43	$(47.61)	$(2.84)
Weighted average number of Class A common shares, basic	2,681,992	3,802,652	4,981,272	5,793,792	6,035,910
Weighted average number of Class A common shares, diluted	2,701,001	3,802,652	4,981,272	5,793,792	6,035,910
Dividends declared per Class A common share	$18.75	$2.00	$2.00	$0.50	—

	Year ended December 31,
	2008	2009	2010	2011	2012
OTHER FINANCIAL DATA
(Expressed in United States Dollars)
Net cash from operating activities	$83,474,314	$80,406,754	$60,613,801	$45,467,429	$13,376,809
Net cash (used in) / from investing activities	(78,072,478)	(40,500,000)	(142,151,113)	43,673,793	(15,702,244)
Net cash from / (used in) financing activities	31,711,279	25,611,672	(17,634,931)	(109,365,640)	5,438,803

	As of December 31,

	2008	2009	2010	2011	2012
BALANCE SHEET DATA
(Expressed in United States Dollars)
Total current assets	$72,274,712	$190,049,436	$55,503,278	$37,457,564	$31,333,204
Total assets	742,421,254	812,692,848	821,276,010	432,073,937	419,974,902
Total current liabilities	69,219,899	78,990,340	45,212,355	40,486,845	21,971,886
Long-term debt	334,335,000	270,235,000	282,757,012	169,096,000	181,114,926
Total liabilities	433,989,975	356,427,030	330,804,343	210,849,790	204,454,389
Capital stock	2,714	5,119	5,587	6,090	11,001
Total shareholders' equity / net assets	308,431,279	456,265,818	490,471,667	221,224,147	215,520,513

PRICE RANGE OF OUR COMMON SHARES

Our common shares commenced trading on the Nasdaq Global Market on August 9, 2007 under the symbol "PRGN." On March 24, 2010, our common shares stopped trading on the Nasdaq Global Market and commenced trading on the New York Stock Exchange under the symbol "PRGN." Effective with the open of trading on April 19, 2013, our common shares are expected to cease trading on the New York Stock Exchange and commence trading on the Nasdaq Global Market under the symbol "PRGN." The following table sets forth the high and low closing prices for each of the periods indicated for our common shares, as adjusted for the 10-for-1 reverse stock split effective November 5, 2012.

	High	Low
For the year ended December 31,
2008	$218.00	$23.70
2009	$61.20	$28.70
2010	$51.60	$33.90
2011	$34.40	$5.90
2012	$9.50	$1.97

	High	Low
For the quarter ended
March 31, 2011	$34.40	$28.50
June 30, 2011	$30.80	$18.90
September 30, 2011	$20.20	$7.90
December 31, 2011	$12.00	$5.90
March 31, 2012	$9.50	$5.70
June 30, 2012	$8.20	$5.20
September 30, 2012	$5.60	$4.10
December 31, 2012	$4.60	$1.97
March 31, 2013	$5.44	$2.56

	High	Low
For the month ended
October 2012	$4.60	$3.80
November 2012	$3.80	$2.19
December 2012	$2.60	$1.97
January 2013	$4.42	$2.56
February 2013	$3.89	$2.66
March 2013	$5.44	$2.86
April 2013 (1)	$5.17	$3.62

__________
(1) For the period from April 1, 2013 to April 16, 2013.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

 The following table sets forth the beneficial ownership of our common shares as of April 16, 2013, held by (i) the owners of more than five percent of outstanding common shares that we are aware of and (ii) the total number of common shares owned by our executive officers and directors.

Beneficial ownership is determined in accordance with the SEC's rules. In computing percentage ownership of each person, common shares subject to options held by that person that are currently exercisable or convertible, or exercisable or convertible within 60 days of April 16, 2013, are deemed to be beneficially owned by that person. These shares, however, are not deemed outstanding for the purpose of computing the percentage ownership of any other person. All of our shareholders, including the shareholders listed in the table below, are entitled to one vote for each common share held.

Name and Address of Beneficial Owner (1)	Number of Shares Owned	Percent of Class (2)
Michael Bodouroglou (3)	6,400,364	56.5%
All officers and directors, other than Michael Bodouroglou, as a group	*	*

*Less than one percent.

(1)	Unless otherwise indicated, the business address of each beneficial owner identified is c/o Paragon Shipping Inc., 15 Karamanli Avenue, GR 16673, Voula, Greece.

(2)	Percentage amounts based on 11,321,442 common shares outstanding as of April 16, 2013.

(3)
Mr. Bodouroglou beneficially owns 6,186,106 of these shares through Innovation Holdings, a company beneficially owned and controlled by Mr. Bodouroglou and members of his family, including the 4,901,961 shares issued in connection with the $10.0 million private placement as discussed in "B. Related Party Transactions—$10.0 Million Private Placement" below, and 214,258 of these shares through Loretto, a wholly owned subsidiary of Allseas that is controlled by Mr. Bodouroglou and members of his family. The percentage of our common shares that Mr. Michael Bodouroglou beneficially owns increased from 19.7% as of April 26, 2012 to 56.5% as of April 16, 2013, primarily due to the acquisition by Innovation Holdings of 4,901,961 common shares in the private placement that closed on December 24, 2012. In addition, Innovation Holdings was also awarded 200,000 common shares pursuant to an award granted under the Plan on February 25, 2013. Furthermore, Loretto received 98,039 common shares from April 26, 2012 to April 2, 2013, pursuant to the agreement we have entered into with Loretto and Allseas described in "Certain Relationships and Related Party Transactions—Agreements with Allseas—Agreement with Loretto."

As of April 16, 2013, we had 45 shareholders of record, ten of which were located in the United States and held an aggregate of 4,855,792 of our common shares, representing 42.9% of our outstanding common shares. However, one of the U.S. shareholders of record is CEDE & CO., a nominee of The Depository Trust Company, which held 4,855,301 of our common shares as of April 16, 2013. Accordingly, we believe that the shares held by CEDE & CO. include common shares beneficially owned by both holders in the United States and non-U.S. beneficial owners. We are not aware of any arrangements the operation of which may at a subsequent date result in our change of control.

CERTAIN RELATIONSHIPS AND RELATED-PARTY TRANSACTIONS

Agreements with Allseas

Management Agreements

We have entered into separate management agreements with Allseas for each of the vessels in our operating fleet, pursuant to which Allseas is responsible for the commercial and technical management functions of our fleet. Commercial management includes, among other things, negotiating charters for our vessels, monitoring various types of charters, monitoring the performance of our vessels under charter, locating, purchasing, financing and negotiating the purchase and sale of our vessels, obtaining insurance for our vessels and finance and accounting functions. Technical management services include, among other things, arranging for and managing crews, vessel maintenance, dry-docking, repairs, insurance, maintaining regulatory and classification society compliance and providing technical support. Our Chairman, President and Chief Executive Officer, Mr. Michael Bodouroglou, is the sole shareholder of Allseas.

Under the terms of the management agreements, Allseas has agreed to use its best efforts to provide technical and commercial management services upon our request in a commercially reasonable manner and may provide these services directly to us or subcontract for certain of these services with other entities. Allseas has in-house technical management capabilities, which it continues to expand. Allseas remains responsible for any subcontracted services under the management agreements. We have agreed to indemnify Allseas for losses it incurs in connection with the provision of these services, excluding losses caused by the gross negligence or willful misconduct of Allseas, its employees, subcontractors or agents. Under the agreements, Allseas' liability for losses caused solely by its gross negligence or willful default, or that of its employees, agents or subcontractors, is limited to ten times the annual management fee payable under the management agreements, except where such loss resulted from Allseas' intentional or reckless act or omission.

Each management agreement has an initial term of five years and automatically renews for additional five-year periods, unless in each case, at least 30 days' advance written notice of termination is given by either party.

Under the management agreements as amended effective June 1, 2010, the terms of which were approved by our independent directors, Allseas is entitled to a technical management fee of €620 (or $818.03 based on the Euro/U.S. dollar exchange rate of €1.0000:$1.3194 as of December 31, 2012) per vessel per day, payable on a monthly basis in advance, pro rata for the calendar days the vessels are owned by us. The technical management fee is subject to annual adjustments based on the official Eurozone inflation rate. Effective June 1, 2012, Allseas' management fee was adjusted to €652.02 (or $860.28 based on the Euro/U.S. dollar exchange rate of €1.0000:$1.3194 as of December 31, 2012) per vessel per day in accordance with the agreement. Allseas is also entitled to receive (i) a fee equal to 1.25% of the gross freight, demurrage and charter hire collected from the employment of our vessels, (ii) a fee equal to 1.0% calculated on the price as stated in the relevant memorandum of agreement for any vessel bought, constructed or sold on our behalf, (iii) a lump sum fee of $15,000 for pre-delivery services, including legal fees, crewing and manning fees, manual preparation costs and other expenses related to preparing the vessel for delivery, rendered during the period from the date a memorandum of agreement is signed for the purchase of any such vessel, until the delivery date; and (iv) a superintendent fee of €500 (or $659.70 based on the Euro/U.S. dollar exchange rate of €1.0000:$1.3194 as of December 31, 2012) per day for each day in excess of five days per calendar year for which a superintendent performed on site inspection.

We have also entered into management agreements with Allseas relating to the supervision of each of our contracted newbuilding vessels, pursuant to which Allseas is entitled to: (i) a flat fee of $375,000 per vessel for the first 12 month period commencing from the respective steel cutting date of each vessel and thereafter the flat fee will be paid on a pro rata basis until the vessels' delivery to us; (ii) a daily fee of €115 (or $151.73 based on the Euro/U.S. dollar exchange rate of €1.0000:$1.3194 as of December 31, 2012) per vessel commencing from the date of the vessel's shipbuilding contract until we accept delivery of the respective vessel; and (iii) €500 (or $659.70 based on the Euro/U.S. dollar exchange rate of €1.0000:$1.3194 as of December 31, 2012) per day for each day in excess of five days per calendar year for which a superintendent performed on site inspection. The term of the management agreements expires on the completion of the construction and delivery of the vessels to us and the agreements may be terminated by either party upon 30 days' advance written notice.

Additional vessels that we may acquire in the future may be managed by Allseas or unaffiliated management companies.

Compensation Agreement

On January 3, 2010, we entered into a compensation agreement with Allseas, whereby in the event that Allseas is involuntarily terminated as the manager of our fleet, we shall compensate Allseas with a sum equal to (i) three years of management fees and commissions, based on the fleet at the time of termination; and (ii) €3.0 million (or $4.0 million based on the Euro/U.S. dollar exchange rate of €1.0000:$1.3194 as of December 31, 2012). The agreement shall continue for so long as Allseas serves as the commercial and technical manager of our fleet and may be terminated at any time by the mutual agreement of the parties or by either party in the event of a material breach of the terms and provisions by the other party.

Administrative Services Agreement

On November 12, 2008, we entered into an administrative service agreement with Allseas, pursuant to which Allseas provides telecommunication services, secretarial and reception personnel and equipment, security facilities, office cleaning services and information technology services. Allseas is entitled to reimbursement on a quarterly basis of all costs and expenses incurred in connection with the provisions of its services under the agreement. During the years ended December 31, 2010, 2011 and 2012, we paid $31,867, $33,207 and $36,085, respectively, under this agreement.

Accounting Agreement

On February 19, 2008, we entered into an accounting agreement with Allseas, as amended by a renewal agreement dated January 23, 2010. Under the agreement, as renewed, in exchange for the provision of legal, accounting and financial services, Allseas was entitled to $200,000 per year, payable quarterly, prior to January 1, 2010, and €200,000 per year, payable quarterly, from January 1, 2010 to May 31, 2010. The agreement was amended effective June 1, 2010, pursuant to which Allseas is entitled to a fee of €250,000 (or $329,850 based on the Euro/U.S. dollar exchange rate of €1.0000:$1.3194 as of December 31, 2012) per year, payable quarterly, for the provision of financial accounting services, and a fee of €120,000 (or $158,328 based on the Euro/U.S. dollar exchange rate of €1.0000:$1.3194 as of December 31, 2012) per year, payable quarterly, for the provision of financial reporting services. Effective January 1, 2012, the agreement was renewed, pursuant to which the fee for the provision of financial reporting services was amended to $30,000 per vessel per annum, payable quarterly. During the years ended December 31, 2010, 2011 and 2012, we paid $418,384, $509,869 and $666,196 to Allseas under this agreement.

Agreement with Loretto

On November 10, 2009, we, Allseas, and Loretto, a wholly-owned subsidiary of Allseas, entered into a tripartite agreement, as clarified and amended by a supplemental agreement, effective from December 1, 2012, pursuant to which in the event of a capital increase, an equity offering or the issuance of common shares to a third party or third parties in the future, other than common shares issued pursuant to our equity incentive plan (as the same may be further amended, amended and restated, supplemented or otherwise modified) or any future equity incentive plans we may adopt, we have agreed to issue, at no cost to Loretto, additional common shares in an amount equal to 2% of the total number of common shares issued pursuant to such capital increase, equity offering or third party issuance, as applicable. In accordance with the terms of the agreement, any common shares to be issued to Loretto under the agreement may only be issued once the capital increase, equity offering or third party issuance giving rise to the obligation to issue shares to Loretto under the agreement has closed and any applicable contingencies, forfeiture rights or conditions precedent relating to such capital increase, equity offering or third party issuance have lapsed or expired or have been cancelled or terminated, unless otherwise agreed by the mutual agreement of the parties. Accordingly, as of December 31, 2012, we had granted and issued to Loretto a total of 116,219 of our common shares, all of which were issued prior to 2012. Furthermore, in connection with the private placement to Innovation Holdings that closed in December 2012 and upon the finalization of our debt restructuring as discussed in "—$10.0 Million Private Placement" below, effective February 15, 2013, Loretto was granted an additional 98,039 common shares, representing 2.0% of the 4,901,961 newly-issued common shares sold to Innovation Holdings in the private placement. The fair value of such shares based on the average of the high-low trading price of the shares on February 15, 2013, is $335,784, which will be recorded as share based compensation in the first quarter of 2013.

Executive Services Agreement

Effective January 1, 2011, we entered into an executive services agreement with Allseas, pursuant to which Allseas provides the services of our executive officers, which include strategy, business development, marketing, finance and other services, who report directly to our Board of Directors. Under the agreement, prior to January 1, 2013, Allseas was entitled to an executive services fee of €2.5 million (or $3.3 million based on the Euro/U.S. dollar exchange rate of €1.0000:$1.3194 as of December 31, 2012) per annum, payable in equal monthly installments, plus incentive compensation. Effective January 1, 2013, the executive services fee was adjusted to €2.7 million per annum (or $3.6 million based on the Euro/U.S. dollar exchange rate of €1.0000:$1.3194 as of December 31, 2012). The agreement has an initial term of five years and automatically renews for successive five year terms unless sooner terminated. On March 6, 2013, we amended the terms of the termination clause of the executive services agreement, whereby, if the respective agreement is terminated by Allseas either for "good reason" or as a result of "change of control," as such terms are defined in the agreement, or terminated by us without "cause", as defined in the agreement, Allseas will be entitled to receive (i) the amount of the executive services fee payable through the "termination date," as defined in the agreement; (ii) compensation equal to three years' annual executive services fee then applicable; and (iii) an amount of our common shares equal to 5% of our then issued and outstanding common shares. For the year ended December 31, 2011, an amount of $5.2 million was paid to Allseas for the services of the executive officers, which includes incentive compensation of $1.7 million. For the year ended December 31, 2012, an amount of $3.2 million was paid to Allseas for the services of the executive officers, while no incentive compensation was remitted. In connection with the completion of our debt restructuring as discussed in Note 9 in our consolidated financial statements included in our Annual Report on Form 20-F for the fiscal year ended December 31, 2012, our Board of Directors approved incentive compensation of €1.5 million (or $2.0 million based on the Euro/U.S. dollar exchange rate of €1.0000:$1.3070) payable to Allseas. The payment of the €1.5 million was executed on February 28, 2013.

Prior to January 1, 2011, we had individual consulting agreements with companies beneficially owned by our executive officers and Internal Legal Counsel. Under the terms of the agreements, these entities provided the services of the individuals who served in the positions of Chief Executive Officer, Chief Operating Officer, Chief Financial Officer and Internal Legal Counsel. For the years ended December 31, 2010, the aggregate compensation that we paid members of our senior management was $2.3 million. This amount does not reflect an additional amount of $2.2 million in cash bonus awards in the aggregate, that was paid to certain of our senior executive officers for their 2010 performance.

Manning Agreements

Allseas subcontracts crewing services relating to our vessels to Crewcare, a Philippines company beneficially owned by our Chairman, President and Chief Executive Officer, Mr. Michael Bodouroglou. Each of our vessel-owning subsidiaries has entered into a manning agreement with Crewcare. Effective January 1, 2010 through April 30, 2011, manning services were provided under the agreements in exchange for a monthly fee of $85 per seaman for all officers and crew who served on board each vessel, plus a recruitment fee of $110 per seaman, payable on a one-off basis. Effective May 1, 2011, the monthly manning service fee increased to $95 per seaman and the one-off recruitment fee increased to $120 per seaman. In addition, the agreements also provide for a fee of $30 per seaman for in-house training and a fee of $50 per seaman for extra in-house training. The fees under the manning agreements are subject to amendment on an annual basis. The expenses incurred for the years ended December 31, 2010, 2011 and 2012 amounted to $324,061, $321,967 and $321,648, respectively. Crewcare also provides administrative services, which represent payment of crew wages and related costs on behalf of the Company. The balance due to Crewcare as of December 31, 2011 and 2012 amounted to $903 and $84,705, respectively.

$10.0 Million Private Placement

On December 24, 2012, we entered into an agreement to sell 4,901,961 newly-issued common shares to Innovation Holdings, an entity beneficially owned by our Chairman, President and Chief Executive Officer, Mr. Michael Bodouroglou, for total consideration of $10.0 million. The transaction closed on December 24, 2012. In connection with the transaction, we were granted the right to repurchase the common shares issued to Innovation Holdings in the private placement for the same price per share at which the shares were sold, which expired without being exercised upon our execution of definitive documentation relating to the restructuring of our debt. In addition, Innovation Holdings also received customary registration rights in respect of the common shares it received in the private placement. The documentation entered into in connection with the private placement was approved by the independent members of our Board of Directors.

Right of First Refusal

Our Chairman, President and Chief Executive Officer, Mr. Michael Bodouroglou, has entered into a letter agreement with us which includes a provision requiring Mr. Bodouroglou to use commercially reasonable efforts to cause each company controlled by Mr. Bodouroglou to allow us to exercise a right of first refusal to acquire any drybulk carrier, after Mr. Bodouroglou or an affiliated entity of his enters into an agreement that sets forth terms upon which he or it would acquire a drybulk carrier. Pursuant to this letter agreement, Mr. Bodouroglou will notify a committee of our independent directors of any agreement that he or an affiliated entity has entered into to purchase a drybulk carrier and will provide the committee of our independent directors a 7 calendar day period in respect of a single vessel transaction, or a 14 calendar day period in respect of a multi-vessel transaction, from the date that he delivers such notice to our audit committee, within which to decide whether or not to accept the opportunity and nominate a subsidiary of ours to purchase the vessel or vessels, before Mr. Bodouroglou will accept the opportunity or offer it to any of his other affiliates. The opportunity offered to us will be on no less favorable terms than those offered to Mr. Bodouroglou and his affiliates. A committee of our independent directors will require a simple majority vote to accept or reject this offer.

Sale of Containerships to Box Ships

In connection with the initial public offering of the common shares of Box Ships, on April 19, 2011, we entered into agreements with Box Ships for the sale of our two 3,426 TEU 2010-built containerships, the Box Trader and the Box Voyager, in consideration for 2,266,600 common shares of Box Ships and approximately $69.2 million in cash. In addition, on April 19, 2011, we entered into an agreement with Box Ships for the sale of our 5,095 TEU 2007-built containership, the CMA CGM Kingfish, in consideration 1,170,900 common shares of Box Ships and approximately $35.8 million in cash.

The Box Trader and the Box Voyager were delivered to Box Ships on April 29, 2011 and the CMA CGM Kingfish was delivered to Box Ships on May 19, 2011. As a result of the consideration received by us being partly based on the closing price of Box Ships' common shares on the delivery date of the vessels, we recorded a non-cash loss of approximately $14.8 million in the second quarter of 2011. As of the date of this prospectus, we owned 3,437,500 common shares, or approximately 13.8%, of the outstanding common shares of Box Ships.

Loan agreement with Box Ships

On May 27, 2011, we agreed to make available to Box Ships an unsecured loan of up to $30.0 million for the purpose of partly financing the acquisition of Box Ships' initial fleet and general corporate purposes, including meeting working capital needs, which Box Ships drew in full in May 2011. In August 2011, Box Ships prepaid an amount of $15.0 million. In addition, in November 2012 and February 2013, Box Ships made prepayments under the loan agreement of $1.0 million each.

On March 11, 2013, we agreed to amend the terms of the loan agreement. Pursuant to the amended agreement, we agreed to extend the maturity of the loan for one year, from April 19, 2013 to April 19, 2014. During the remaining term of the loan, Box Ships is required to make quarterly principal installment payments in the amount of $1.0 million each, commencing on April 19, 2013, with a final balloon payment of $9.0 million due on the maturity date. In consideration for the amendment of the loan agreement, Box Ships agreed to pay an amendment fee of $65,000 and to increase the margin from 4.0% to 5.0%. As of the date of this prospectus, the outstanding balance of this facility was $13.0 million.

Non-Competition Agreement with Box Ships and Our Chairman, President and Chief Executive Officer

On April 19, 2011, we entered into an agreement with Box Ships and our Chairman, President and Chief Executive Officer, Mr. Michael Bodouroglou, reflecting, among others, for so long as (i) Mr. Bodouroglou is a director or executive officer of both our Company and Box Ships and (ii) we own at least 5% of the total issued and outstanding common shares of Box Ships, the provisions described below:

Box Ships will not, directly or indirectly, acquire or charter any drybulk carrier without our prior written consent, and we will not, directly or indirectly, acquire or charter any containership without the prior written consent of Box Ships. In addition, under the terms of the agreement, we agreed to grant Box Ships a right of first offer on any proposed sale, transfer or other disposition of any containership owned by us. Furthermore, we will also grant Box Ships a right of first refusal over any employment opportunity for a containership presented or available to us with respect to any vessel owned by us, other than our two 4,800 TEU containership newbuildings subject to the option agreement with Box Ships described below.

Notwithstanding this agreement, Box Ships may claim business opportunities that would benefit us, such as the hiring of employees, the acquisition of other businesses, or the entry into joint ventures, and in each case other than business opportunities in the drybulk shipping industry, and this could have a material adverse effect on our business, results of operations, cash flows, financial condition and ability to pay dividends.

If we no longer beneficially own shares representing at least 5% of the total issued and outstanding common shares of Box Ships or Mr. Michael Bodouroglou is no longer a director or executive officer of both our Company and Box Ships, then our obligations under this agreement will terminate.

Vessel Option Agreement with Box Ships

On April 19, 2011, we entered into an agreement with Box Ships, pursuant to which we granted Box Ships the option to acquire our two 4,800 TEU containerships under construction, which are scheduled to be delivered to us during the second quarter of 2014, by way of a novation of the relevant construction contract from us at any time prior to the applicable vessel's delivery to us, or purchase of such vessel at any time after its delivery to us, so long as the vessel is owned by us at such time. Under the terms of the agreement, the purchase price payable by Box Ships for each of the vessels shall be the greater of (i) our actual carrying cost of the vessel at the date the option is exercised, together with any actual expenses incurred by us in connection with the construction contract or the vessel; and (ii) the fair market value of the construction contract or the vessel at the date the option is exercised, as determined by the average of two independent ship broker's valuations, one selected by us and one selected by Box Ships.

To the extent Box Ships does not exercise its options to acquire one or both of these vessels, we will be permitted to operate, or sell the vessels pursuant to a waiver that Box Ships will grant to us under the non-competition agreement described above, provided that we will grant to Box Ships a right of first offer on any proposed sale, transfer or other disposition of the vessels. We will also be entitled to charter the vessels on a period charter commencing not more than 45 days after the vessels' delivery.

Registration Rights Agreements

On April 19, 2011, we entered into a registration rights agreement with Box Ships and Neige International Inc., or Neige International, a company controlled by our Chairman, President and Chief Executive Officer, Mr. Michael Bodouroglou, as nominee for Proplous Navigation S.A., or Proplous Navigation, a company also controlled by Mr. Bodouroglou, pursuant to which Box Ships granted us and Neige International, and our affiliates or transferees, certain registration rights with respect to our common shares of Box Ships. Pursuant to the agreement, we and Neige International, and our affiliates and transferees, have the right, subject to certain terms and conditions, to require Box Ships, on up to three separate occasions following April 19, 2012, the anniversary of the closing of the initial public offering of Box Ships, to register under the Securities Act, common shares of Box Ships held by us and Neige International, or our affiliates or transferees, for offer and sale to the public (including by way of underwritten public offering) and incidental or "piggyback" rights permitting participation by Box Ships in certain registrations of its common shares.

In addition, in connection with the private placement to Innovation Holdings that closed on December 24, 2012, we entered into a registration rights agreement, dated as of December 24, 2012, with Innovation Holdings, pursuant to which we granted certain customary registration rights to Innovation Holdings in respect of the common shares issued and sold to Innovation Holdings in the private placement. Under the registration rights agreement, Innovation Holdings, or its transferees, have the right, subject to certain terms and conditions, to require us to register under the Securities Act for offer and sale to the public, including by way of underwritten public offering, the common shares issued and sold to Innovation Holdings pursuant to the purchase agreement we entered into with Innovation Holdings in connection with the private placement.

Lease of Office Space

On September 13, 2007 and effective as of October 1, 2007, we entered into a rental agreement to lease office space in Athens, Greece, with Granitis Glyfada Real Estate Ltd., a company beneficially owned by our  Chairman, President and Chief Executive Officer. The term of the lease was for five years beginning October 1, 2007 and expired on September 30, 2012. The monthly rental for the first year was €2,000, plus 3.6% tax, and thereafter would be adjusted annually for inflation increases in accordance with the official Greek inflation rate. On October 1, 2012, the rental agreement was renewed for an additional term of five years, beginning October 1, 2012 and expiring September 30, 2017, pursuant to which the monthly rental for the first year is €3,000, plus 3.6% tax, and thereafter will be adjusted annually for inflation increases in accordance with the official Greek inflation rate. Rent expense under this lease amounted to $35,489, $38,947 and $39,593 for the years ended December 31, 2010, 2011 and 2012, respectively.

THE DRYBULK SHIPPING INDUSTRY

All the information and data presented in this section, including the analysis of the various sectors of the drybulk shipping industry has been provided by Drewry Shipping Consultants, Ltd., or Drewry. Drewry has advised us that it accurately describes the international drybulk shipping industry, as indicated in the consent of Drewry filed as an exhibit to the Registration Statement on Form F-1 under the Securities Act of which this prospectus is a part. Drewry's methodologies for collecting information and data, and therefore the information discussed in this section, may differ from those of other sources, and do not reflect all or even necessarily a comprehensive set of the actual transactions occurring in the international drybulk shipping industry.

Introduction

Seaborne cargo is broadly categorized as either liquid or dry cargo. Dry cargo includes drybulk cargo and other dry cargo which can either be containerized or transported in break-bulk form. Liquid cargo includes crude oil, refined petroleum products, vegetable oils, gases and chemicals. The following table presents the breakdown of global seaborne trade by main type of cargo between 2000 and 2012.

World Seaborne Trade: 2000 to 2012

														CAGR(1)
	Trade – Million Tons													%	% Total Trade
	2000	2001	2002	2003	2004	2005	2006	2007	2008	2009	2010	2011	2012	2000-12	2000	2012
Liquid Cargo
Crude Oil	1,764	1,818	1,828	1,937	2,043	2,076	2,086	2,102	2,111	2,025	2,066	2,075	2,095	1.4%	29	23
Refined Petroleum Products	555	570	567	611	637	696	740	738	793	834	883	902	910	4.2%	9	10
Liquid Chemicals	110	113	122	129	139	151	160	165	166	175	181	186	192	4.7%	2	2
Liquefied Gases	157	157	164	178	183	191	197	210	213	212	257	291	309	5.8%	3	3
Total Liquid Cargo	2,586	2,657	2,681	2,855	3,001	3,114	3,183	3,215	3,283	3,247	3,387	3,454	3,505	2.6%	43	38
Dry Bulk
Coal	539	587	590	619	650	675	769	833	830	784	885	897	1,028	5.5%	9	11
Iron Ore	489	503	544	580	644	715	759	823	886	959	1,048	1,119	1,150	7.4%	8	12
Grain	221	213	210	211	208	212	221	228	235	209	251	260	265	1.5%	4	3
Total Major Bulks	1,249	1,303	1,344	1,410	1,502	1,602	1,749	1,884	1,951	1,952	2,184	2,276	2,443	5.7%	21	26
Minor Bulks	901	890	900	957	1,000	1,000	927	960	975	969	947	984	1,014	1.0%	15	11
Total Dry Bulks	2,150	2,193	2,244	2,367	2,502	2,602	2,676	2,844	2,926	2,921	3,131	3,260	3,457	4.0%	36	37

Other Dry Cargo	1,288	1,241	1,282	1,350	1,522	1,664	1,902	2,040	2,052	1,850	2,017	2,217	2,280	4.9%	21	25

Total Dry Cargo	3,438	3,434	3,526	3,717	4,024	4,266	4,578	4,884	4,978	4,771	5,148	5,477	5,737	4.4%	57	62

Total Seaborne Trade	6,024	6,092	6,207	6,572	7,026	7,380	7,761	8,099	8,262	8,018	8,535	8,931	9,242	3.6%	100	100

(1) Compound annual growth rate.

Source: Drewry

Ocean going vessels represent the most efficient and often the only means of transporting large volumes of basic commodities and finished products over long distances. In general, the supply of and demand for seaborne transportation capacity are the primary drivers of charter rates and values for all vessels.  Larger vessels exhibit higher charter rate and vessel value volatility compared with smaller vessels, due to the larger volume of cargo shipped on board, their reliance on a few key commodities, and long-haul routes among a small number of ports. Vessel values primarily reflect prevailing and expected future charter rates, and are also influenced by factors such as the age of the vessel, the shipyard of its construction and its specifications. During extended periods of high charter rates, vessel values tend to appreciate, while during periods where rates have declined, such as the period we are in currently, vessel values tend to decline. Historically, the relationship between incremental supply and demand has varied among different sectors, meaning that at any one time different sectors of the seaborne transportation industry may be at differing stages of their respective supply and demand cycle, as the drivers of demand in each sector are different and are not always subject to the same factors.

DRYBULK SHIPPING

Introduction

Drybulk cargo accounted for approximately 36% of total seaborne trade in 2012.  Drybulk cargo is any form of cargo that is shipped in bulk and can be loaded and unloaded in its original, unadulterated and unpackaged state.  Commonly seen drybulk cargoes include steel, grains (soybean, wheat, etc.), cement, and lumber. Less common commodities, but commodities that are often transported in large quantities, are iron ore and metallurgic coal (the two primary raw materials used in producing steel), thermal coal (used in power plants for electric generation), and fertilizers (used in farming). For statistical purposes, drybulk cargoes are commonly categorized into major or minor bulks.  The major bulks category consists of iron ore, coal, and grains.  The minor bulks category includes, but is not limited to, fabricated steel, steel scrap, fertilizers, lumber, cement, and minerals. These raw materials are typically poured or lifted into a ship's hold without the aid of additional pallets or other packaging materials.

Drybulk carriers play an important role in connecting points of resource extraction points, such as mines and farms, with end users, such as steel mills and food processors.  Due to the increasingly global supply chain and changing demand patterns for different raw materials, drybulk carriers provide the most cost effective means of completing the supply chain than other methods such as air, rail, or truck transportation.  Shipping benefits relative to the other modes of transportation from larger economies of scale of vessels considering the large capacity of bulk carriers, and their ability to serve destinations with limited existing infrastructure.

Drybulk Seaborne Trade

Drybulk trade is influenced by the underlying demand for the drybulk commodities which, in turn, is influenced by the level of worldwide economic activity. Generally, growth in gross domestic product, or GDP, and industrial production correlate with peaks in demand for marine drybulk transportation services.  Recent changes in global GDP are shown in the table below.

Real GDP Growth: 2000 to 2013(1)
(% change previous record)

	2001	2002	2003	2004	2005	2006	2007	2008	2009	2010	2011	2012	2013
Global Economy	2.4	3.0	4.1	5.3	4.7	5.2	5.0	2.6	-0.9	5.2	3.9	3.1	3.2
USA	0.3	1.6	2.7	3.9	3.2	3.3	2.0	-0.3	-3.5	3.0	1.8	2.2	1.6
Europe	1.7	1.1	1.1	2.1	1.6	2.8	2.8	0.4	-4.1	1.8	1.5	-0.5	-0.7
Japan	0.4	-0.3	1.8	2.7	1.9	2.2	2.4	-1.2	-5.5	4.4	-0.6	2.0	1.6
China	7.5	8.3	10.0	10.1	10.4	10.7	13.0	9.6	9.2	10.4	9.3	7.8	8.2
India	4.4	4.7	7.4	7.0	8.7	9.2	9.3	6.2	6.8	8.5	7.3	5.1	5.9

(1) Provisional
Source: Drewry

Drybulk emerged as a distinct genre (from conventional general cargo) in the late 1960s.  Initially, the drivers were relatively low value, high volume commodities, especially iron ore and metallurgical coal.  Also significant were the major food and feed grains.  During the 1970s, the sector was transformed by a huge growth in the volume of thermal or steam coal and the 1980s and 1990s were decades when trade volumes grew at a steady pace.  However, the mid-2000s saw the emergence of the Chinese trade boom.  Phenomenal increases in seaborne trade were seen in commodities such as iron ore.  Growth stalled in 2009 as result of the global economic recession but trade has since recovered and growth has returned to most sectors, albeit at lower levels.  In 2012 total drybulk seaborne trade was close to 3.46 billion tons.  Over the period 2000 to 2012, drybulk seaborne trade grew at a CAGR of 4.0%.

Drybulk Trade Development: 2000 to 2012
(Million Tons)

Source: Drewry

The impact of the rapid expansion of Asian economies on drybulk seaborne trade growth can be seen in the chart below.  In the 1990s, the average CAGR in seaborne trade was 2.4%, but in the period 2000-2012 it almost doubled at 4.0%.

Drybulk Seaborne Trade*—Growth Rates by Period
(CAGR—Percent)

* Based on tons

Source: Drewry

A large part of the growth in seaborne drybulk trade in the last decade has been due to increased shipments of iron ore. Between 2000 and 2012, seaborne trade in iron ore grew at a CAGR of 7.4%, taking total movements to 1.15 billion tons.

Drybulk Seaborne Trade: 2000 to 2012
(Million Tons)

	2000	2001	2002	2003	2004	2005	2006	2007	2008	2009	2010	2011	2012	2000-2012
														CAGR %
Coal	539	587	590	619	650	675	769	833	830	784	885	897	1,028	5.5%
Iron Ore	489	503	544	580	644	715	759	823	886	959	1,048	1,119	1,150	7.4%
Grain	221	213	210	211	208	212	221	228	235	209	251	260	265	1.5%
Minor Bulks	901	890	900	957	1,000	1,000	927	960	975	969	947	984	1,014	1.0%
Total	2,150	2,193	2,244	2,367	2,502	2,602	2,676	2,844	2,926	2,921	3,131	3,260	3,457	4.0%

Source: Drewry
Iron Ore

Iron ore is used as a raw material for the production of steel, along with limestone and coking (or metallurgical) coal. Steel is the most important construction and engineering material in the world. In 2012, approximately 1.15 billion tons of iron ore were exported worldwide, with the main importers being China, the European Union, Japan and South Korea. The main producers and exporters of iron ore are Australia and Brazil.

Iron Ore Monthly Imports: 2000 to 2012
(Thousand Tons)

Source: Drewry

Chinese imports of iron ore have grown significantly due to increased steel production in the last few years and have been a major driving force in the drybulk sector.  In 2012, total Chinese imports of iron ore were provisionally estimated at 745 million tons in the wake of renewed growth in domestic steel production.

Chinese imports of iron ore have traditionally come primarily from Australia, Brazil and India. The shares of Indian and Brazilian imports into China have increased since 2000. Australia and Brazil together account for approximately two-thirds of global iron ore exports. Although both countries have seen strong demand from China, Australia continues to benefit the most from China's increased demand for iron ore.

Coal

Coal is divided into two main categories: thermal (or steam) and coking (or metallurgical). Thermal coal is used mainly for power generation, whereas coking coal is used to produce coke to feed blast furnaces in the production of steel. Chinese and Indian electricity consumption has grown at a rapid pace. China is the second largest consumer of electricity in the world, even though generally highly populated developing economies have low per capita electricity consumption.

Expansion in air conditioned office and factory space, along with industrial use, has increased demand for electricity, of which nearly half is generated from coal-fired plants, thus increasing demand for thermal coal. In addition, Japan's domestic nuclear power generating industry has suffered from safety problems in recent years, leading to increased demand for oil, gas and coal-fired power generation. Furthermore, the high cost of oil and gas has led to increasing development of coal-fired electricity plants around the world, especially in Asia. Future prospects are also heavily tied to the steel industry. Coking coal is of a higher quality than thermal coal (i.e., more carbon and fewer impurities) and its price is both higher and more volatile.

Increases in steam coal demand have been significant, as both developed and developing nations require increasing amounts of electric power. The main exporters of coal are Australia, South Africa, Russia, Indonesia, United States, Colombia and Canada. The main importers of coal are Europe, Japan, South Korea, Taiwan, India and China, as illustrated in the first chart below. China has recently become a net importer of coal, and Indian imports have doubled in less than five years. Coal is transported primarily by Capesize, Panamax and Supramax vessels.

Grains

Grains include wheat, coarse grains (corn, barley, oats, rye and sorghum) and oil seeds extracted from different crops such as soybeans and cotton seeds. In general, wheat is used for human consumption, while coarse grains are used as feed for livestock. Oil seeds are used to manufacture vegetable oil for human consumption or for industrial use, while their protein-rich residue is used as food for livestock.

Global grain production is dominated by the United States. Argentina is the second largest producer, followed by Canada and Australia. International trade in grains is dominated by four key exporting regions: North America, South America, Oceania and Europe (including the former Soviet Union). These regions collectively account for over 90% of global exports. In terms of imports, the Asia/Pacific region (excluding Japan) ranks first, followed by Latin America, Africa and the Middle East.

Historically, international grain trade volumes have fluctuated considerably as a result of regional weather conditions and the long history of grain price volatility and government interventionism. However, demand for wheat and coarse grains are fundamentally linked in the long-term to population growth and rising per capita income.

Minor Drybulks

The balance of drybulk trade, minor drybulks, can be subdivided into two types of cargo. The first type includes secondary drybulks or free-flowing cargo, such as agricultural cargoes, bauxite and alumina, fertilizers and cement. The second type is neo-bulks, which include non-free flowing or part manufactured cargo such as forest products, steel products and scrap.

Drybulk Carrier Demand

When interpreting demand trends, other key factors to keep in mind, together with the tonnages shipped, include:
•	Trade growth is not solely a factor of the cargo tonnages moved. Shipping distance is a variable. Hence, growth in ton-miles is more significant that higher cargo volumes per se.
•
Cargo size preferences reflect charterer preferences, port capabilities and typical ship size genres.  The drybulk sector exercises some flexibility in this, as larger vessels will 'cut cargo' and trade part loaded if this is unavoidable.  Meanwhile, some vessels will build up full loads through a combination of taking on cargo parcels and/or multi-port loading or discharge options.

•
Demand is also a function of vessel productivity.  Vessels can be laid up – but this term spans a spectrum from long-term, 'cold' lay up through to idle while awaiting orders.  Vessels will be off-hire through the need to make repair yard calls.  At times of high fuel prices (such as in 2013), slow steaming might be contemplated.  Finally, port congestion is a variable.

•
Seasonality.  Two of the largest commodity drivers, coal and grains, are affected by seasonal demand fluctuations. Thermal coal is linked to the energy markets and in general encounters upswings towards the end of the year in anticipation of the forthcoming winter period as power supply companies try to increase their stocks, or during hot summer periods when increased electricity demand is required for air conditioning and refrigeration purposes. Grain production is also seasonal and is driven by the harvest cycle of the northern and southern hemispheres. However, with four nations and the European Union representing the largest grain producers (the United States, Canada and the European Union in the northern hemisphere and Argentina and Australia in the southern hemisphere), harvests and crops reach seaborne markets throughout the year.  Taken as a whole, seasonal factors mean that the market for drybulk vessels is often stronger during the winter months.

Consequently, a better measure of demand than tonnage shipped is ton-miles, calculated by multiplying the volume of cargo moved on each route by the distance of each voyage.

Between 2000 and 2012, ton-mile demand in the drybulk sector increased from 10.4 to 20.6 billion ton-miles, equivalent to a CAGR of 5.9%.  Ton mile employment has grown faster than trade due to geographical shifts in the pattern and an increase in average voyage lengths.

Drybulk Vessel Demand(1): 2000 to 2012
(Billion Ton-Miles)

														CAGR
	2000	2001	2002	2003	2004	2005	2006	2007	2008	2009	2010	2011	2012	2000/2012%

Coal	2,482	2,583	2,583	3,250	3,412	3,544	3,547	4,500	4,566	4,077	4,954	5,095	5,931	7.5%
Iron Ore	2,560	2,580	2,741	3,192	3,525	3,899	4,097	4,936	5,425	6,209	6,918	7,493	7,822	9.8%
Grain	1,289	1,360	1,256	1,108	1,089	1,112	1,161	1,196	1,243	1,109	1,353	1,398	1,448	1.0%
Minor Bulks	4,044	3,991	4,215	4,724	5,059	5,172	5,430	5,327	5,424	5,340	4,920	5,186	5,434	2.5%
Total	10,374	10,514	10,795	12,274	13,085	13,727	14,235	15,959	16,658	16,735	18,145	19,172	20,635	5.9%

(1) Excludes costal trade
Source: Drewry

The above figures however exclude demand arising on coastal and intra-regional trades.  In this context, it is worth noting that there is over 1 billion tonnes of cargo of all kinds which is transported between Chinese ports by sea.  The drybulk proportion of this trade is in excess of 400 million tonnes and it therefore creates considerable employment for drybulk carriers, especially smaller vessels such as Handysize bulk carriers.

Drybulk Carrier Supply

Bulk carriers are singledeck dry cargo vessels with their holds suited (in terms of capacity and strength) to the carriage of cargo in bulk.  Most of the bulk carrier fleet consists of ore-strengthened, general purpose bulk vessels.  The fleet does contain some specialist types such as cement and woodchip carriers.

The world drybulk fleet is generally divided into six major categories, based on a vessel's cargo carrying capacity. These categories consist of: Handysize, Handymax/Supramax, Panamax, Post Panamax, Capesize and Very Large Ore Carrier.

Drybulk Vessel Types and Sizes

Category	Size Range - Dwt
Handysize	10-39,999
Handymax/Supramax	40-59,999
Panamax	60-79,999
Post Panamax	80-109,999
Capesize	110-199,999
VLOC	200,000 +

•
Handysize. Handysize vessels have a carrying capacity of up to 39,999 dwt. These vessels are primarily involved in carrying minor bulk cargoes. Increasingly, vessels of this type operate on regional trading routes, and may serve as trans-shipment feeders for larger vessels. Handysize vessels are well suited for small ports with length and draft restrictions. Their cargo gear enables them to service ports lacking the infrastructure for cargo loading and unloading.

•
Handymax/Supramax. Handymax vessels have a carrying capacity of between 40,000 and 59,999 dwt. These vessels operate on a large number of geographically dispersed global trade routes, carrying primarily iron ore, coal, grains and minor bulks. Within the Handymax category there is also a sub-sector known as Supramax. Supramax bulk vessels are vessels between 50,000 to 59,999 dwt, normally offering cargo loading and unloading flexibility with on-board cranes, while at the same time possessing the cargo carrying capability approaching conventional Panamax bulk vessels. Hence, the earnings potential of a Supramax drybulk vessel, when compared to a conventional Handymax vessel of 45,000 dwt, is greater.

•
Panamax. Panamax vessels have a carrying capacity of between 60,000 and 79,999 dwt. These vessels carry coal, grains, and, to a lesser extent, minor bulks, including steel products, forest products and fertilizers. Panamax vessels are able to pass through the Panama Canal, making them more versatile than larger vessels.

•
Post Panamax. (sometimes known as Kamsarmax). Post Panamax vessels typically have a carrying capacity of between 80,000 and 109,999 dwt. These vessels tend to be shallower and have a larger beam than a standard Panamax vessel with a higher cubic capacity. They have been designed specifically for loading high cubic cargoes from draught restricted ports. This type of vessel cannot transit the Panama Canal. The term Kamsarmax stems from Port Kamsar in Guinea, where large quantities of bauxite are exported from a port with only 13.5 meter draught and a 229 meter length overall restriction, but no beam restriction.

•
Capesize. Capesize vessels have carrying capacities of between 110,000 and 199,999 dwt. Only the largest ports around the world possess the infrastructure to accommodate vessels of this size. Capesize vessels are mainly used to transport iron ore or coal and, to a lesser extent, grains, primarily on long-haul routes.

•	VLOC. Very large ore carriers are in excess of 200,000 dwt and are a comparatively new sector of the drybulk vessel fleet. VLOCs are built to exploit economies of scale on long-haul iron ore routes.

As a general expectation, ships of between 10,000 and 60,000 dwt will be geared.  On modern vessels, this will comprise cranes each offering a maximum safe working load of 25 or 30 tonnes.  These will be used if shore side alternatives are inadequate.  A few Panamax vessels are geared.  Larger bulk carriers are normally gearless.  For carriers in excess of 60,000 dwt, shore-side cargo handling equipment is normally faster and more efficient than shipboard gear.

Drybulk Vessels: Indicative Deployment by Size Category

Cargo Type	Handysize	Handymax	Supramax	Panamax	Post Panamax/ Kamsarmax	Capesize	VLOC
Iron Ore	X					X	X
Coal	X		X	X	X	X	X
Grains	X	X	X	X	X
Alumina, Bauxite	X	X	X	X	X
Steel Products	X	X	X	X	X
Forest Products	X	X	X
Fertilizers	X	X	X
Minerals	X	X	X
Minor Bulks-Other	X	X
Source: Drewry

The supply of drybulk shipping capacity, measured by the amount of suitable vessel tonnage available to carry cargo, is determined by the size of the existing worldwide drybulk fleet, the number of new vessels on order, the scrapping of older vessels and the number of vessels out of active service (i.e., laid up or otherwise not available for hire). In addition to prevailing and anticipated freight rates, factors that affect the rate of newbuilding, scrapping and laying-up include newbuilding prices, secondhand vessel values in relation to scrap prices, costs of bunkers and other voyage expenses, costs associated with classification society surveys, normal maintenance and insurance coverage, the efficiency and age profile of the existing fleets in the market and government and industry regulation of marine transportation practices.

As of March 31, 2013, the world fleet of drybulk carriers consisted of 9,568 vessels, totaling 669 million dwt in capacity. These figures are, however, based on pure drybulk vessels and exclude a small number of combination vessels.

Drybulk Fleet: March 31, 2013

Size Category	Deadweight Tonnes	Number of Vessels	% of Total Fleet	Total Capacity	% of Total Fleet
			(number)	(million dwt)	(dwt)
Handysize	10-39,999	3,017	31.5	85.1	12.7
Handymax	40-59,999	2,718	28.4	141.6	21.2
Panamax	60-79,999	1,498	15.7	109.0	16.3
Post Panamax	80-109,999	855	8.9	74.5	11.1
Capesize	110-199,999	1,162	12.1	197.0	29.5
Vloc	200,000+	318	3.3	61.5	9.2
Total		9,568	100.0	668.7	100.0

Source: Drewry

In the period 2000 to 2012 the drybulk fleet grew at a CAGR of 7.9 % taking total supply from 273 to 675 million dwt.  Apart from the growth in absolute fleet size there has also been an increase in average vessel size, which has grown from 50,000 dwt in 2000 to 71,000 dwt at the end of 2012.

Drybulk Carrier Fleet Development 2000-2013
(Million Dwt)

Source: Drewry

As a result of the high level of new deliveries the average age of drybulk vessels in service has declined.  As of March 31, 2013, the average age of the fleet was 9.8 years and there is now less than 17% of the total fleet which is in excess of 20 years of age.  The following chart illustrates the age profile of the global drybulk vessel fleet as of March 31, 2013, together with scheduled deliveries by year as per the orderbook at this date.

Drybulk Vessel Fleet Age Profile: March 31, 2013
(Millions of Dwt / No. of Vessels)

Source: Drewry

The future supply of drybulk carriers depends on the delivery of new vessels from the orderbook and the removal of vessels from the global fleet, either through scrapping or loss. As of March 31, 2013, the global drybulk orderbook (excluding options) amounted to 126.8 million dwt, or just over 18% of the existing drybulk fleet.  Approximately two thirds of the dry carriers on order are due to be delivered in the remainder of 2013.

Drybulk Vessel Orderbok: March 31, 2013

Size	2013		2014		2015		2016		2017+		Total		% of fleet
	No.	Dwt	No.	Dwt	No.	Dwt	No.	Dwt	No.	Dwt	No.	Dwt

10-40,000	236	7,618	118	3,603	30	1,034	5	175	0	0	389	12,430	14.6%
40-60,000	287	15,209	82	4,358	13	713	1	56	0	0	383	20,336	14.4%
60-80,000	195	13,951	89	6,186	8	527	1	73	0	0	293	20,737	19.0%
80-110,000	221	18,779	94	8,039	14	1,252	0	0	0	0	329	28,070	37.7%
110-200,000	72	11,974	21	3,809	17	2,925	3	540	0	0	113	19,248	9.8%
200,000+	69	16,491	35	8,551	4	1,001	0	0	0	0	108	26,043	32.1%
													29.1%
Total	1,080	84,022	439	34,546	86	7,452	10	844	0	0	1,615	126,863	18.4%

Source: Drewry

However, it is worth noting that by historical standards the ratio of the orderbook to the existing fleet is quite low.  At its peak in late 2008 the orderbook was equivalent to 70% of the existing fleet but it has since declined steadily to 18% in the wake of reduced levels of new ordering and ships being delivered from the orderbook.

Drybulk Orders and Drybulk Orderbook as % Existing Fleet

Source: Drewry

Deliveries & Slippage

Delays in deliveries from the orderbook are often referred to as slippage. Historically, slippage rates have tended to be less than 10%, which means that 10% of the vessels due to be delivered in any year are in fact delivered in subsequent years. However, in 2007 and 2008 slippage rates rose, as the high level of new ordering that occurred across all market sectors since 2004 led to the commercial vessel orderbook reaching its highest point in history. This placed pressure on shipbuilding capacity, which in turn forced shipowners to place orders for new vessels in countries or shipyards which have little or no experience in building vessels for international customers.

In the drybulk sector, the evidence suggests that the slippage rate was slightly less than 20% in 2008 but it has since increased considerably. For example, in 2012, actual deliveries were close to 98 million dwt, against scheduled deliveries of 135 million dwt, equivalent to a slippage rate of 27%.

Drybulk Carriers: Scheduled Versus Actual Deliveries
(Million Dwt)

Source: Drewry

One reason for the delay in deliveries is the inexperience of some of the shipyards constructing drybulk vessels, another is the lack of finance. Around 50% of the orderbook is allocated to Chinese shipbuilders and just over a third is booked in Japan.  Significantly, Japanese builders enjoy strong support from domestic shipowners.  The South Korean contribution is relatively modest given the importance of South Korean shipbuilding to the global market.  However, it is important to keep in mind that bulk carriers are seen as the archetypical market ship as far as shipbuilders are concerned.  That is, they are relatively unsophisticated in terms of design and, as a consequence, price tends to be paramount in terms of securing contracts.

Drybulk Vessel Orderbook—By Place of Build: March 31, 2013

Source: Drewry

If all the vessels currently on order are delivered on time and to schedule, there will be a large influx of newbuildings in 2013 in the drybulk sector. However, it is clear that not all vessels currently on order will be delivered on time for a number of reasons, including the following:

•	In the most recent new ordering spree, which peaked in early 2008, shipowners were quoted unrealistic delivery times by some of the less experienced and new emerging shipyards.

•
The current economic and financial crisis and the steep depression in shipping markets generally may lead to further orderbook cancellations. A significant number of drybulk vessel orders have been cancelled since the crisis began in the second half of 2008.

•	Financing is not in place for all of the vessels on order and in the current climate some owners will find it difficult to secure adequate funding.

•	Orders have been placed at "greenfield" shipyards, some of which are also finding it difficult to secure funding for yard development.

•	Even before the crisis, the less experienced shipyards were experiencing delays in deliveries.

Taken as whole, slippage is a manifestation of the combined effects of (1) shipyards initially quoting unrealistic delivery times, (2) inexperience among new shipbuilders, and (3) financing problems associated with both shipowners securing finance and new shipyards obtaining development capital.

Vessel Scrapping

On one level scrapping activity is a function of the age profile of the fleet, as all vessels should have finite lives.  However, no shipbuilder will guarantee a vessel life, nor is there any real consensus of a design life.  Obscuring the picture further are:

•	The maintenance regime over the vessel's life.
•	The ownership record.
•	Economic obsolescence.
•	Global scrap markets.

However, the single biggest influence on the decision to scrap is the freight market.  Strong freight rates encourage further trading and so minimize tonnage offered to breakers.  The converse applies as well; as freight markets weaken, scrapping activity will increase.  In this context it can be seen from the chart below that there was a marked increase in scrapping activity in the period 2008 to 2012 in conjunction with the downturn in the freight market, and also a decline in the average age of vessels at demolition.

Drybulk Vessel Scrapping: 2000 to 2013

('000 Dwt)

Source: Drewry

The Freight Market

The freight market in the drybulk sector is underpinned essentially by two prime components:

•
Long-term contracts.  These are arrangements between producers and consumers of key products – normally industrial raw materials.  The buyers want security of supply guaranteed and some certainty on price over a known period.  However, the buyers might also need added flexibility beyond any long term contract's more or less volume terms.  The extent to which spot buying develops is a variable based on market conditions.

•	Spot purchasing and trader speculation.

Drybulk vessels are employed in the market through a number of different chartering options. The general terms typically found in these types of contracts are described below.

•
Time Charter. A charter under which the vessel owner is paid charterhire on a per-day basis for a specified period of time. Typically, the shipowner receives semi-monthly charterhire payments on a U.S. dollar-per-day basis and is responsible for providing the crew and paying vessel operating expenses while the charterer is responsible for paying the voyage expenses and additional voyage insurance. Under time charters, including trip time charters, the charterer pays voyage expenses such as port, canal and fuel costs and bunkers.

•	Trip Charter. A time charter for a trip to carry a specific cargo from a load port to a discharge port at a set daily rate.

•
Voyage Charter. A voyage charter involves the carriage of a specific amount and type of cargo on a load port-to-discharge port basis, subject to various cargo handling terms. Most of these charters are of a single voyage nature, as trading patterns do not encourage round voyage trading. The owner of the vessel receives one payment derived by multiplying the tonnage of cargo loaded on board by the agreed upon freight rate expressed on a U.S. dollar-per-ton basis. The owner is responsible for the payment of all voyage and operating expenses, as well as the capital costs of the vessel.

•
Spot Charter. A spot charter generally refers to a voyage charter or a trip charter, which generally last from 10 days to three months. Under both types of spot charters, the shipowner would pay for vessel operating expenses, which include crew costs, provisions, deck and engine stores, lubricating oil, insurance, maintenance and repairs and for commissions on gross revenues. The shipowner would also be responsible for each vessel's intermediate and special survey costs.

•
Contract of Affreightment. A contract of affreightment, or CoA, relates to the carriage of multiple cargoes over the same route and enables the CoA holder to nominate different vessels to perform the individual voyages. Essentially, it constitutes a series of voyage charters to carry a specified amount of cargo during the term of the CoA, which usually spans a number of years. The entire vessel's operating expenses, voyage expenses and capital costs are borne by the shipowner. Freight normally is agreed on a U.S. dollar-per-ton basis.

•
Bareboat Charter. A bareboat charter involves the use of a vessel usually over longer periods of time ranging over several years. In this case, all voyage related costs, mainly vessel fuel and port dues, as well as all vessel operating expenses, such as day-to-day operations, maintenance, crewing and insurance, are for the charterer's account. The owner of the vessel receives monthly charter hire payments on a U.S. dollar per day basis and is responsible only for the payment of capital costs related to the vessel. A bareboat charter is also known as a "demise charter" or a "time charter by demise."

Charter Rates

As noted above, at its simplest level, the bulk carrier market operates at two levels, period and spot.  The latter sees ships regularly open for new business and, as such, is most frequently exposed to the immediate volatility of market sentiment.  The former sees the charter commitment and income stream fixed over a period.

In the time charter market, rates vary depending on the length of the charter period and vessel specific factors such as age, speed, size and fuel consumption. In the voyage charter market, rates are influenced by cargo size, commodity, port dues and canal transit fees, as well as delivery and redelivery regions. In general, a larger cargo size is quoted at a lower rate per ton than a smaller cargo size. Routes with costly ports or canals generally command higher rates. Voyages loading from a port where vessels usually discharge cargo, or discharging from a port where vessels usually load cargo, are generally quoted at lower rates. This is because such voyages generally increase vessel efficiency by reducing the unloaded portion (or ballast leg) that is included in the calculation of the return charter to a loading area.

Within the drybulk shipping industry, the freight rate indices issued by the Baltic Exchange in London are the references most likely to be monitored. These references are based on actual charter hire rates under charters entered into by market participants as well as daily assessments provided to the Baltic Exchange by a panel of major shipbrokers. The Baltic Exchange, an independent organization comprised of shipbrokers, shipping companies and other shipping players, provides daily independent shipping market information and has created freight rate indices reflecting the average freight rates (that incorporate actual business concluded as well as daily assessments provided to the exchange by a panel of independent shipbrokers) for the major bulk vessel trading routes. These indices include the Baltic Panamax Index, or BPI, the index with the longest history and, more recently, the Baltic Capesize Index, or BCI. The following chart details the movement of the BPI, BCI and Baltic Supramax Index.

Baltic Exchange Freight Indices: 2000 to 2013
(Index Points)

* The Baltic Supramax Index (BSI) is included from January 7, 2005, the date of its initial calculation.

Source: Baltic Exchange

Charter (or hire) rates paid for drybulk vessels are generally a function of the underlying balance between vessel supply and demand. Over the past 25 years, drybulk cargo charter rates have passed through cyclical phases and changes in vessel supply and demand have created a pattern of rate "peaks" and "troughs," which can been from the chart above. Generally, spot/voyage charter rates will be more volatile than time charter rates, as they reflect short term movements in demand and market sentiment.

In the time charter market, rates vary depending on the length of the charter period as well as vessel specific factors, such as age, speed and fuel consumption. Generally, short-term time charter rates are higher than long-term charter rates. The market benchmark tends to be a 12-month time charter rate, based on a modern vessel.

From early 2006 until the middle of 2008, rates for all sizes of drybulk vessels increased significantly and in most cases reached record levels. However, the severe downturn in the global economy in the second half of 2008 and the collapse in demand for drybulk vessels led rates to plummet to record lows. Since the early part of 2009, rates have been volatile, but they gradually recovered from the market lows, with further improvements taking place in the first half of 2010, before leveling out in the second half of the 2010.  Since 2011, rates have generally been weak as result of the worsening gap between drybulk carrier demand and supply.

The following table indicated the trend in one-year time charter rates for Capesize, Panamax, Supramax and Handysize class vessels between 2000 and March 2013.

One Year Time Charter Rates: 2000 to 2013
(U.S. Dollars per Day)
Source: Drewry

The market will take a modern vessel with typical characteristics as its benchmark.  For example, the Baltic Indices each have their own standard model ship.  It is unusual for vessels to earn premium rates above the level set by the notional modern ship.  This could be the case today and in the near future if the ship can claim to be highly fuel-efficient.  The norm is that other (lesser) ships take a discount to the market.  Age is a notable factor influencing such discounts.  Poor fuel consumption could be another

New generation vessels with fuel-efficient designs are an emerging feature of the market.  What has yet to become fully clear is how many of the advantages claimed regarding such vessels are real as opposed to shipbuilders' hype.  Improved engines and propulsion systems are a factor.  There are other design and technological innovations as well.  However, choices over hull coatings and anti-foulings also have an impact on fuel efficiency.

Recent research has suggested that fuel-efficient bulk carriers could achieve an advantage of about 4 to 6 tonnes of fuel oil per day.  Whether this is achievable across all ship sizes was not made clear.  However, with established fuel oil prices already high and a sizeable premium likely for low sulphur versions, this is a significant benefit.

Newbuilding Prices

Newbuilding prices are determined by a number of factors, including the underlying balance between shipyard output and newbuilding demand, raw material costs, freight markets and exchange rates.

From 2003 to 2007, high levels of new ordering were recorded across all sectors of shipping, and as a result, newbuilding prices increased significantly. However, as freight markets declined in the second half of 2008, and new ordering declined rapidly, newbuilding prices started to weaken and this downward trend continued was still evident at the beginning of 2013.  However in March 2013, there was some evidence to suggest that the downward trend in newbuilding prices had at last bottomed out.

The following chart depicts changes in newbuilding contract prices for drybulk vessels on a monthly basis from 2000 to March 2013.

Drybulk Vessel Newbuilding Prices: 2000 to 2013
(Million U.S. Dollars)

Source: Drewry

Secondhand Prices

The dramatic increase in newbuilding prices and the strength of the charter market have also affected values in the secondhand market, to the extent that prices for drybulk vessels rose sharply from 2004 reaching a peak in mid-2008. With vessel earnings running at relatively high levels and a limited availability of newbuilding berths, the ability to deliver a vessel early has resulted in increases in secondhand prices, especially for modern tonnage. Consequently, secondhand prices of modern drybulk vessels in 2008 reached higher levels than those of comparably-sized newbuildings.

However, this situation changed quickly when the freight market fell and values for all types of bulk vessels declined steeply in the second half of 2008. There were very few recorded sales in the second half of 2008 after the market collapsed and the trend in prices during this period can only be taken as an assessment. In 2009, there were more reported sales and the details of these sales suggest that after reaching a low in the early part of 2009, prices for modern secondhand drybulk vessels staged a modest recovery, only to fall back again in late 2010.

From 2011 to the beginning of 2013, prices generally slipped across the board irrespective of vessel size but as with newbuilding prices, there is some evidence to suggest that secondhand values in the drybulk sector may have bottomed out in March 2013.

Dry Bulk Vessel Secondhand Prices: 2000 to 2013
5 Year Old Vessels (1)
(Million U.S. Dollars)

(1) Handysize vessel is 10 years old

Source: Drewry

DESCRIPTION OF CAPITAL STOCK

Purpose

Our purpose, as stated in our Amended and Restated Articles of Incorporation, is to engage in any lawful act or activity for which corporations may now or hereafter be organized under the Business Corporations Act of the Marshall Islands, or the BCA. Our amended and restated articles of incorporation and bylaws do not impose any limitations on the ownership rights of our shareholders.

Authorized Capitalization

Under our Amended and Restated Articles of Incorporation, our authorized capital stock consists of 780,000,000 registered shares of stock, of which:

•	750,000,000 shares are designated as Class A common shares, par value $0.001 per share;

•	5,000,000 shares are designated as Class B common shares, par value $0.001 per share; and

•
25,000,000 shares are designated as preferred shares, par value $0.001 per share, of which 1,000,000 shares are designated Series A Participating Preferred Stock in connection with the adoption of our Stockholders Rights Agreement described under "—Stockholders Rights Agreement."

As of the date of this prospectus, we had issued and outstanding 11,321,442 Class A common shares and no Class B common shares outstanding.

Our current amended and restated bylaws may be amended by holders of at least 70% our Class A common shares or by the vote of 66 2/3% of our entire board of directors.

Share History

In March 2010, we transferred the listing of our common shares from the Nasdaq Global Market to the New York Stock Exchange, where our common shares trade under the symbol "PRGN."  Effective April 19, 2013, our common shares are expected to cease trading on the New York Stock Exchange and commence trading on the Nasdaq Global Market under the symbol "PRGN."

On October 12, 2010, we entered into a Controlled Equity Offering Sales Agreement, or the Sales Agreement, with Cantor Fitzgerald & Co., as sales agent, and on the same date we filed a prospectus supplement to our shelf registration statement on Form F-3 (Registration No. 333-164370) relating to the offer and sale of up to 1,500,000 of our common shares (as adjusted to give effect to the 10-for-1 reverse stock split discussed below) from time to time through Cantor Fitzgerald & Co., as agent for the offer and sale of the common shares. We sold 691,990 common shares (as adjusted to give effect to the 10-for-1 reverse stock split discussed below) pursuant to the Sales Agreement, with net proceeds amounting to $23.2 million.  In addition, we issued an aggregate of 13,839 of our common shares to Loretto (as adjusted to give effect to the 10-for-1 reverse stock split discussed below) pursuant to our agreement with Allseas and Lorretto, dated as of November 10, 2009, as clarified and amended, in connection with the common shares we issued and sold under the Sales Agreement.

On November 19, 2010, we granted 150,000 non-vested common shares  to Innovation Holdings, a company controlled by our Chairman, President and Chief Executive Officer, Mr. Michael Bodouroglou, with a grant date fair value of $37.10 per share, which vested during the period ending September 30, 2012 (as adjusted to give effect to the 10-for-1 reverse stock split discussed below).

On November 19, 2010, we granted 4,000 non-vested common shares to non executive directors of the Company, with a grant date fair value of $37.10 per share, which vested ratably over a period of approximately three years, through December 31, 2012 (as adjusted to give effect to the 10-for-1 reverse stock split discussed below).

On January 31, 2011, we granted 4,000 non-vested common shares  to employees of Allseas, with a grant date fair value of $30.90 per share, which vest ratably over a period of approximately three years, through December 31, 2013 (as adjusted to give effect to the 10-for-1 reverse stock split discussed below).

On January 3, 2012, we granted an aggregate of 3,500 non-vested common shares to employees of Allseas, with a grant date fair value of $6.65 per share, which vest ratably over a two-year period commencing on December 31, 2012 (as adjusted to give effect to the 10-for-1 reverse stock split discussed below).

On February 3, 2012, we granted an aggregate of 6,300 non-vested common shares to employees of Allseas, with a grant date fair value of $6.10 per share, which vest ratably over a two-year period commencing on December 31, 2012 (as adjusted to give effect to the 10-for-1 reverse stock split discussed below).

Effective as of the close of trading on November 5, 2012, we effectuated a 10-for-1 reverse stock split of our issued and outstanding common shares. Our common shares commenced trading on the New York Stock Exchange on a split-adjusted basis upon the open of trading on November 6, 2012. The reverse stock split was approved by shareholders at our annual general meeting of shareholders held on October 24, 2012. The reverse stock split reduced the number of our issued and outstanding common shares from approximately 61.0 million to approximately 6.1 million and affected all issued and outstanding common shares, as well as common shares underlying stock options outstanding immediately prior to the effectiveness of the reverse stock split. The number of our authorized common shares was not affected by the reverse split. No fractional shares were issued in connection with the reverse stock split. Shareholders who would have otherwise held a fractional share of our common stock as a result of the reverse stock split received a cash payment in lieu of such fractional share. The reverse stock split was completed in response to a notification we received on November 25, 2011 from the New York Stock Exchange that we were no longer in compliance with the continued listing requirements of the New York Stock Exchange because the average closing price of our common shares had fallen below $1.00 for a consecutive 30-trading day period. Subsequent to the reverse stock split, the New York Stock Exchange notified us that we had regained compliance with its continued listing criteria on December 19, 2012.

On December 24, 2012, we entered into an agreement to sell 4,901,961 common shares to Innovation Holdings, an entity beneficially owned by the Company's Chairman, President and Chief Executive Officer, Mr. Michael Bodouroglou, for total consideration of $10.0 million. The transaction closed on December 24, 2012. In connection with the transaction, we were granted the right to repurchase the common shares issued to Innovation Holdings in the private placement for the same price at which the shares were sold, which expired without being exercised upon our execution of definitive documentation relating to the restructuring of our debt in February 2013. In addition, Innovation Holdings also received customary registration rights in respect of the common shares it received in the private placement. The documentation entered into in connection with the private placement was approved by the independent members of our board of directors.

On February 25, 2013, we granted 200,000 non-vested common shares to Innovation Holdings, a company wholly owned and controlled by our Chairman, President and Chief Executive Officer, Mr. Michael Bodouroglou, with a grant date fair value of $2.71 per share, which vest ratably over a two-year period commencing on December 31, 2013.

In addition, on February 25, 2013, we granted an aggregate of 22,000 non-vested common shares to our non-executive directors and employees of Allseas, with a grant date fair value of $2.71 per share, which vest ratably over a two-year period commencing on December 31, 2013.

Description of Class A Common Shares

Each outstanding Class A common share entitles the holder to one vote on all matters submitted to a vote of shareholders. Subject to preferences that may be applicable to any outstanding preferred shares, holders of Class A common shares are entitled to receive ratably all dividends, if any, declared by our board of directors out of funds legally available for dividends. Upon our dissolution or liquidation or the sale of all or substantially all or our assets, after payment in full of all amounts required to be paid to creditors and to the holders of preferred shares having liquidation preferences, if any, the holders of our Class A common shares are entitled to receive pro rata our remaining assets available for distribution. Holders of Class A common shares do not have conversion, redemption or pre-emptive rights to subscribe to any of our securities. The rights, preferences and privileges of holders of Class A common shares are subject to the rights of the holders of any preferred shares we may issue in the future.

Class B Common Shares

All of our outstanding Class B common shares were converted into Class A common shares on a one-for-one basis following the consummation of our initial public offering in August 2007.

Preferred Shares

Under our Amended and Restated Articles of Incorporation, we are authorized to issue up to 25,000,000 of our preferred shares, par value $0.001 per share. Our Amended and Restated Articles of Incorporation authorize our board of directors to establish one or more series of preferred shares and to determine, with respect to any series of preferred shares, the terms and rights of that series, including:

•	the designation of the series;

•	the number of shares of the series;

•	the preferences and relative, participating, option or other special rights, if any, and any qualifications, limitations or restrictions of such series; and

•	the voting rights, if any, of the holders of the series.

Directors

Our directors are elected by a plurality of the votes cast by shareholders entitled to vote in an election. There is no provision for cumulative voting. Our Amended and Restated Articles of Incorporation provide that our board of directors must consist of at least three members, with the exact number to be fixed by a vote of at least two-thirds of the entire board of directors. Our board of directors currently consists of five members.  Directors are elected annually on a staggered basis, whereby each director is divided into one of three classes, Class A, Class B and Class C, which shall be as nearly equal in number as possible. Each director shall serve for a three-year term and until his successor shall have been duly elected and qualified, except in the event of his death, resignation, removal or the earlier termination of his term of office. Our board of directors has the authority to fix the amounts which shall be payable to the members of our board of directors for attendance at any meeting or for services rendered to us.

Under our Amended and Restated Bylaws, no contract or transaction between the Company and one or more of our directors or officers, or between the Company and any other corporation, partnership, association or other organization of which one or more of our directors or officers are directors or officers or have a financial interest, shall be void or voidable solely for this reason, or solely because the director or officer is present at or participates in the meeting of our board of directors or a committee thereof which authorizes the contract or transaction, or solely because his or her or their votes are counted for such purpose, if: (i) the material facts as to his or her or their relationship or interest as to the contract or transaction are disclosed or are known to our board or directors or the applicable committee thereof and the board or directors or such committee, as applicable, in good faith authorizes the contract or transaction by the affirmative votes of a majority of the disinterested directors, or, if the votes of the disinterested directors are insufficient to constitute an act of the board of directors as defined under the BCA, then by unanimous vote of the disinterested directors; (ii) the material facts as to his or her or their relationship or interest as to the contract or transaction are disclosed or are known to the Company's shareholders, and the contract or transaction is specifically approved in good faith by vote of the shareholders; or (iii) the contract or transaction is fair as to the Company as of the time it is authorized, approved or ratified by our board of directors, a committee thereof or our shareholders.  Common or interested directors may be counted in determining the presence of a quorum at a meeting of the board of directors or of a committee thereof that authorizes the contract or transaction.

Shareholder Meetings

Under our Amended and Restated Bylaws, annual meetings of shareholders will be held at a time and place selected by our board of directors. The meetings may be held in or outside of the Republic of the Marshall Islands. Special meetings may be called at any time by a majority of our board of directors, the chairman of the board of directors or the president of the Company. Our board of directors may set a record date between 15 and 60 days before the date of any shareholder meeting to determine the shareholders that will be eligible to receive notice and vote at the meeting. One or more shareholders representing at least a majority of the total voting rights of the total issued and outstanding shares present in person or by proxy at a shareholder meeting shall constitute a quorum for the purposes of the meeting.

Dissenters' Rights of Appraisal and Payment

Under the BCA, our shareholders have the right to dissent from various corporate actions, including any merger or consolidation and the sale of all or substantially all of our assets not made in the usual course of our business, and receive payment of the fair value of their shares. In the event of any further amendment of our Amended and Restated Articles of Incorporation, a shareholder also has the right to dissent and receive payment for his or her shares if the amendment alters certain rights in respect of those shares. The dissenting shareholder must follow the procedures set forth in the BCA to receive payment. In the event that we and any dissenting shareholder fail to agree on a price for the shares, the BCA procedures involve, among other things, the institution of proceedings in the high court of the Republic of the Marshall Islands or in any appropriate court in any jurisdiction in which our shares are primarily traded on a local or national securities exchange.

Shareholders' Derivative Actions

Under the BCA, any of our shareholders may bring an action in our name to procure a judgment in our favor, also known as a derivative action, provided that the shareholder bringing the action is a holder of common shares both at the time the derivative action is commenced and at the time of the transaction to which the action relates.

Limitations on Liability and Indemnification of Officers and Directors

The BCA authorizes corporations to limit or eliminate the personal liability of directors and officers to corporations and their shareholders for monetary damages for breaches of directors' fiduciary duties. Our Amended and Restated Articles of Incorporation provide that no director shall be personally liable to us or any of our shareholders for breach of fiduciary duty as a director except to the extent such exemption from liability or limitation thereof is not permitted under the BCA.

Our Amended and Restated Bylaws provide that we must indemnify our directors and officers to the fullest extent authorized by law. We are also expressly authorized to advance certain expenses (including attorney's fees and disbursements and court costs) to our directors and officers and carry directors' and officers' insurance providing indemnification for our directors, officers and certain employees for some liabilities. We believe that these indemnification provisions and insurance are useful to attract and retain qualified directors and executive officers.

The limitation of liability and indemnification provisions in our Amended and Restated Articles of Incorporation and Amended and Restated Bylaws may discourage shareholders from bringing a lawsuit against directors for breach of their fiduciary duty. These provisions may also have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit us and our shareholders. In addition, your investment may be adversely affected to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions.

There is currently no pending material litigation or proceeding involving any of our directors, officers or employees for which indemnification is sought.

Anti-takeover Effect of Certain Provisions of our Amended and Restated Articles of Incorporation and Amended and Restated Bylaws

Several provisions of our Amended and Restated Articles of Incorporation and Amended and Restated Bylaws, which are summarized below, may have anti-takeover effects. These provisions are intended to avoid costly takeover battles, lessen our vulnerability to a hostile change of control and enhance the ability of our board of directors to maximize shareholder value in connection with any unsolicited offer to acquire us. However, these anti-takeover provisions, which are summarized below, could also discourage, delay or prevent (1) the merger or acquisition of us by means of a tender offer, a proxy contest or otherwise that a shareholder may consider in its best interest and (2) the removal of incumbent officers and directors.

Blank Check Preferred Shares

Under the terms of our Amended and Restated Articles of Incorporation, our board of directors has authority, without any further vote or action by our shareholders, to issue up to 25,000,000 blank check preferred shares. Our board of directors may issue preferred shares on terms calculated to discourage, delay or prevent a change of control of us or the removal of our management.

Election and Removal of Directors

Our Amended and Restated Articles of Incorporation prohibit cumulative voting in the election of directors. Our Amended and Restated Bylaws require parties other than the board of directors to give advance written notice of nominations for the election of directors. Our Amended and Restated Articles of Incorporation also provide that our directors may be removed for cause upon the affirmative vote of not less than 66 2/3% of the outstanding shares of our capital stock entitled to vote for those directors. These provisions may discourage, delay or prevent the removal of incumbent officers and directors.

Advance Notice Requirements for Shareholder Proposals and Director Nominations

Our Amended and Restated Bylaws provide that shareholders seeking to nominate candidates for election as directors or to bring business before an annual meeting of shareholders must provide timely notice of their proposal in writing to the corporate secretary. Generally, to be timely, a shareholder's notice must be received at our principal executive offices not less than 120 days nor more than 180 days prior to the date on which we first mailed our proxy materials for the preceding year's annual meeting of shareholders. Our Amended and Restated Bylaws also specify requirements as to the form and content of a shareholder's notice. These provisions may impede shareholders' ability to bring matters before an annual meeting of shareholders or make nominations for directors at an annual meeting of shareholders.

Classified Board of Directors

Our Amended and Restated Articles of Incorporation provide for the division of our board of directors into three classes of directors upon the completion of this offering, with each class as nearly equal in number as possible, serving staggered three year terms. Approximately one-third of our board of directors will be elected each year. This classified board provision could discourage a third party from making a tender offer for our shares or attempting to obtain control of us. It could also delay stockholders who do not agree with the policies of our board of directors from removing a majority of our board of directors for two years.

Business Combinations

Although the BCA does not contain specific provisions regarding "business combinations" between companies organized under the laws of the Marshall Islands and "interested shareholders," we have included these provisions in our articles of incorporation. Specifically, our Amended and Restated Articles of Incorporation prohibit us from engaging in a "business combination" with certain persons for three years following the date the person becomes an interested shareholder. Interested shareholders generally include:

•	any person who is the beneficial owner of 20% or more of our outstanding voting stock; or

•
person who is our affiliate or associate and who held 20% or more of our outstanding voting stock at any time within three years before the date on which the person's status as an interested shareholder is determined, and the affiliates and associates of such person.

Subject to certain exceptions, a business combination includes, among other things:

•	certain mergers or consolidations of us or any direct or indirect majority-owned subsidiary of ours;

•
any sale, lease, exchange, mortgage, pledge, transfer or other disposition of our assets or of any subsidiary of ours having an aggregate market value equal to 10% or more of either the aggregate market value of all of our assets, determined on a consolidated basis, or the aggregate value of all of our outstanding stock;

•	certain transactions that result in the issuance or transfer by us of any stock of ours to the interested shareholder;

•
any transaction involving us or any of our subsidiaries that has the effect of increasing the proportionate share of any class or series of stock, or securities convertible into any class or series of stock, of ours or any such subsidiary that is owned directly or indirectly by the interested shareholder or any affiliate or associate of the interested shareholder; and

•
any receipt by the interested shareholder of the benefit directly or indirectly (except proportionately as a shareholder) of any loans, advances, guarantees, pledges or other financial benefits provided by or through us.

These provisions of our Amended and Restated Articles of Incorporation do not apply to a business combination if:

•	before a person became an interested shareholder, our board of directors approved either the business combination or the transaction in which the shareholder became an interested shareholder;

•
upon consummation of the transaction which resulted in the shareholder becoming an interested shareholder, the interested shareholder owned at least 85% of our voting stock outstanding at the time the transaction commenced, other than certain excluded shares;

•
at or following the transaction in which the person became an interested shareholder, the business combination is approved by our board of directors and authorized at an annual or special meeting of shareholders, and not by written consent, by the affirmative vote of the holders of at least 66 2/3% of our outstanding voting stock that is not owned by the interest shareholder;

•	the shareholder was or became an interested shareholder prior to the closing of this offering;

•
a shareholder became an interested shareholder inadvertently and (i) as soon as practicable divested itself of ownership of sufficient shares so that the shareholder ceased to be an interested shareholder; and (ii) would not, at any time within the three-year period immediately prior to a business combination between us and such shareholder, have been an interested shareholder but for the inadvertent acquisition of ownership; or

•
the business combination is proposed prior to the consummation or abandonment of and subsequent to the earlier of the public announcement or the notice required under our articles of incorporation which (i) constitutes one of the transactions described in the following sentence; (ii) is with or by a person who either was not an interested shareholder during the previous three years or who became an interested shareholder with the approval of the board; and (iii) is approved or not opposed by a majority of the members of the board of directors then in office (but not less than one) who were directors prior to any person becoming an interested shareholder during the previous three years or were recommended for election or elected to succeed such directors by a majority of such directors. The proposed transactions referred to in the preceding sentence are limited to:

o	(i) a merger or consolidation of us (except for a merger in respect of which, pursuant to the BCA, no vote of our shareholders is required);

o
(ii) a sale, lease, exchange, mortgage, pledge, transfer or other disposition (in one transaction or a series of transactions), whether as part of a dissolution or otherwise, of assets of us or of any direct or indirect majority-owned subsidiary of ours (other than to any direct or indirect wholly-owned subsidiary or to us) having an aggregate market value equal to 50% or more of either that aggregate market value of all of our assets determined on a consolidated basis or the aggregate market value of all the outstanding shares; or

o	a proposed tender or exchange offer for 50% or more of our outstanding voting stock.

Stockholders Rights Plan

We adopted a stockholders rights plan on January 4, 2008, and declared a dividend distribution of one preferred stock purchase right to purchase one one-thousandth of our Series A Participating Preferred Stock for each outstanding share of our common stock, par value $0.001 per share to shareholders of record at the close of business on February 1, 2008. Each right entitles the registered holder, upon the occurrence of certain events, to purchase from us one one-thousandth of a share of Series A Participating Preferred Stock at an exercise price of $75, subject to adjustment, or additional common shares. The rights will expire on the earliest of (i) February 1, 2018 or (ii) redemption or exchange of the rights. The plan was designed to enable us to protect shareholder interests in the event that an unsolicited attempt is made for a business combination with or takeover of us. We believe that the shareholder rights plan should enhance the Board of Directors' negotiating power on behalf of shareholders in the event of a coercive offer or proposal. We are not currently aware of any such offers or proposals and adopted the plan as a matter of prudent corporate governance. On December 16, 2009, we amended the plan to exclude Innovation Holdings, Michael Bodouroglou, and their affiliated entities, from the definition of "acquiring person."

Transfer Agent

The registrar and transfer agent for the common stock is Computershare Trust Company, Inc.

Listing

As of the date of this prospectus, our common shares traded on the New York Stock Exchange under the symbol "PRGN." Effective with the open of trading on April 19, 2013, our common shares are expected to cease trading on the New York Stock Exchange and commence trading on the Nasdaq Global Market under the symbol "PRGN."

SHARES ELIGIBLE FOR FUTURE SALE

As of the date of this prospectus, we have 11,321,442 Class A common shares issued and outstanding and following the completion of this offering, we will have 13,361,442 common shares outstanding (or 13,667,442 common shares outstanding if the underwriters exercise their overallotment option in full), which includes restricted shares we have agreed to issue to Loretto under the agreement we have entered into with Allseas and Loretto, pursuant to which we are obligated to issue to Loretto, at no cost to Loretto, additional common shares equal to 2.0% of the total number of common shares we issue pursuant to any equity offering we make. Of these shares, the common shares sold in this offering and our outstanding common shares, except in each case for any shares beneficially owned or acquired by an "affiliate" of ours as defined in Rule 144 of the Securities Act and shares issued pursuant to the Paragon Shipping Inc. Third Amended and Restated 2006 Equity Incentive Plan, will be freely transferable in the United States without restriction under the Securities Act. Immediately following the closing of this offering and assuming no "affiliates," as defined under Rule 144, purchase any of the common shares sold in this offering, approximately 6,445,405 of our common shares, or 48.2% of our outstanding common shares (or 47.2% of our outstanding common shares if the underwriters exercise their over-allotment option in full) will be deemed "restricted securities" as that term is defined under Rule 144, of which 6,441,964 common shares, or 48.2% of our outstanding common shares (or 47.1% of our outstanding common shares if the underwriters exercise their over-allotment option in full) will continue to be beneficially owned by Mr. Michael Bodouroglou, our Chairman, President and Chief Executive Officer and certain of our other officers, directors and shareholders and will be the subject of lock-up agreements with the underwriters, as described below. Restricted securities may not be resold except in compliance with the registration requirements of the Securities Act or under an exemption from those registration requirements, such as the exemptions provided by Rule 144, Regulation S and other exemptions under the Securities Act.

In general, under Rule 144 as currently in effect, a person who is an affiliate, or whose shares are aggregated and who owns shares that were acquired from the issuer or an affiliate at least six months ago, would be entitled to sell, within any three-month period, a number of shares that does not exceed the greater of (i) 1% of our then outstanding common shares, which would be approximately 133,614 of our common shares outstanding immediately after this offering, or (ii) an amount equal to the average weekly reported volume of trading in our common shares on all national securities exchanges and/or reported through the automated quotation system of registered securities associations during the four calendar weeks preceding the date on which notice of the sale is filed with the SEC. Sales in reliance on Rule 144 are also subject to other requirements regarding the manner of sale, notice and availability of current public information about us.

A person who is not deemed to have been one of our affiliates at any time during the three months immediately preceding the sale, may sell restricted securities in reliance on Rule 144(b)(1) without regard to the limitations described above, provided (i) we have been subject to reporting obligations under the Securities Exchange Act of 1934, as amended, or the Exchange Act, for at least 90 days before the sale, (ii) at least six months has expired since the date on which the same restricted securities were acquired from us or one of our affiliates, and (iii) that such sales comply with the public information provision of Rule 144 (until the securities have been held for one year). As defined in Rule 144, an "affiliate" of an issuer is a person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, that same issuer.

Our officers and directors and certain of our shareholders have entered into agreements with the underwriters which restrict our officers and directors and certain of our shareholders from directly or indirectly offering, selling, contracting to sell, pledging, hedging or otherwise disposing of our common shares, any options or warrants to purchase our common shares or any security that is convertible into or exercisable or exchangeable for our common shares and from engaging in certain other transactions relating to such securities for a period of              days after the date of this prospectus, which period is extendable in certain limited circumstances, without the prior written consent of the underwriters. We expect that these lock-up restrictions will not apply to (1) gifts or (2) dispositions to any trust for the direct or indirect benefit of the stockholder or the immediate family of the stockholder, provided, however, that the recipient in each case agrees to be bound by such restrictions. See the section of this prospectus entitled "Underwriting."

As a result of the lock-up agreements discussed above and the rules of the Securities Act, our outstanding shares will be available for sale in the public market, subject, in the case of the restricted shares described above, to certain volume and other restrictions, as mentioned above, as set forth in the table below.

Date	Number of Shares Eligible for Sale(1)(2)	Comment
Immediately following this offering	6,916,037	Shares not locked up and eligible for sale freely.
Immediately following this offering	3,441	Shares not subject to lock-up agreements and eligible for sale subject to Rule 144
days from date of prospectus(3)	6,441,964	Lock-up released; shares owned by officers and directors become eligible for sale subject to Rule 144.

_________
(1) Assumes (i) no exercise of the underwriters' over-allotment option and (ii) no "affiliates," as defined under Rule 144, purchase any of the common shares sold in this offering.
(2) Assumes that (i) the lock-up period will not be extended or waived in accordance with the terms of the lock-up agreements.
(3) Sales will be made subject to Rule 144 volume limitations to the extent applicable.

We have entered into a registration rights agreement, dated December 24, 2012, with Innovation Holdings, a Marshall Islands corporation controlled by Mr. Bodouroglou, pursuant to which we have granted Innovation Holdings the right, subject to certain terms and conditions, to require us to register under the Securities Act up to 4,901,961 common shares held by Innovation Holdings for offer and sale to the public, including by way of an underwritten public offering.

REPUBLIC OF THE MARSHALL ISLANDS COMPANY CONSIDERATIONS

Our corporate affairs are governed by Amended and Restated Articles of Incorporation and our Amended and Restated Bylaws, and by the BCA. The provisions of the BCA resemble provisions of the corporation laws of a number of states in the United States. While the BCA also provides that it is to be interpreted according to the laws of the State of Delaware and other states with substantially similar legislative provisions, there have been few, if any, court cases interpreting the BCA in the Republic of The Marshall Islands and we cannot predict whether Marshall Islands courts would reach the same conclusions as courts in the United States. Thus, you may have more difficulty in protecting your interests in the face of actions by the management, directors or controlling shareholders than would shareholders of a corporation incorporated in a United States jurisdiction which has developed a substantial body of case law. The following table provides a comparison between the statutory provisions of the BCA and the Delaware General Corporation Law relating to shareholders' rights.

Marshall Islands	Delaware

Shareholder Meetings

Held at a time and place as designated in the by-laws.	May be held at such time or place as designated in the certificate of incorporation or the by-laws, or if not so designated, as determined by the board of directors.

Special meetings of the shareholders may be called by the board of directors or by such person or persons as may be authorized by the articles of incorporation or by the by-laws.	Special meetings of the shareholders may be called by the board of directors or by such person or persons as may be authorized by the certificate of incorporation or by the by-laws.

May be held within or without the Marshall Islands.	May be held within or without Delaware.

Notice:	Notice:

Whenever shareholders are required to take any action at a meeting, written notice of the meeting shall be given which shall state the place, date and hour of the meeting and, unless it is an annual meeting, indicate that it is being issued by or at the direction of the person calling the meeting.

Whenever shareholders are required to take any action at a meeting, a written notice of the meeting shall be given which shall state the place, if any, date and hour of the meeting, and the means of remote communication, if any.

A copy of the notice of any meeting shall be given personally or sent by mail not less than 15 nor more than 60 days before the meeting.	Written notice shall be given not less than 10 nor more than 60 days before the meeting.

Shareholders' Voting Rights

Any action required to be taken by a meeting of shareholders may be taken without meeting if consent is in writing and is signed by all the shareholders entitled to vote.
Any action required to be taken at a meeting of shareholders may be taken without a meeting if a consent for such action is in writing and is signed by shareholders having not fewer than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted.

Marshall Islands	Delaware
Any person authorized to vote may authorize another person or persons to act for him by proxy.	Any person authorized to vote may authorize another person or persons to act for him by proxy.

Unless otherwise provided in the articles of incorporation, a majority of shares entitled to vote constitutes a quorum. In no event shall a quorum consist of fewer than one-third of the shares entitled to vote at a meeting.

For stock corporations, the certificate of incorporation or by-laws may specify the number of shares required to constitute a quorum but in no event shall a quorum consist of less than one-third of shares entitled to vote at a meeting. In the absence of such specifications, a majority of shares entitled to vote shall constitute a quorum.

When a quorum is once present to organize a meeting, it is not broken by the subsequent withdrawal of any shareholders.	When a quorum is once present to organize a meeting, it is not broken by the subsequent withdrawal of any shareholders.

The articles of incorporation may provide for cumulative voting in the election of directors.	The certificate of incorporation may provide for cumulative voting in the election of directors.

Any two or more domestic corporations may merge into a single corporation if approved by the board and if authorized by a majority vote of the holders of outstanding shares at a shareholder meeting.
Any two or more corporations existing under the laws of the state may merge into a single corporation pursuant to a board resolution and upon the majority vote by shareholders of each constituent corporation at an annual or special meeting.

Any sale, lease, exchange or other disposition of all or substantially all the assets of a corporation, if not made in the corporation's usual or regular course of business, once approved by the board, shall be authorized by the affirmative vote of two-thirds of the shares of those entitled to vote at a shareholder meeting.

Every corporation may at any meeting of the board sell, lease or exchange all or substantially all of its property and assets as its board deems expedient and for the best interests of the corporation when so authorized by a resolution adopted by the holders of a majority of the outstanding stock of the corporation entitled to vote.

Any domestic corporation owning at least 90% of the outstanding shares of each class of another domestic corporation may merge such other corporation into itself without the authorization of the shareholders of any corporation.

Any corporation owning at least 90% of the outstanding shares of each class of another corporation may merge the other corporation into itself and assume all of its obligations without the vote or consent of shareholders; however, in case the parent corporation is not the surviving corporation, the proposed merger shall be approved by a majority of the outstanding stock of the parent corporation entitled to vote at a duly called shareholder meeting.

Any mortgage, pledge of or creation of a security interest in all or any part of the corporate property may be authorized without the vote or consent of the shareholders, unless otherwise provided for in the articles of incorporation.

Any mortgage or pledge of a corporation's property and assets may be authorized without the vote or consent of shareholders, except to the extent that the certificate of incorporation otherwise provides.

Marshall Islands	Delaware

Directors

The board of directors must consist of at least one member.	The board of directors must consist of at least one member.

The number of board members may be changed by an amendment to the by-laws, by the shareholders, or by action of the board under the specific provisions of a bylaw.
The number of board members shall be fixed by, or in a manner provided by, the by-laws, unless the certificate of incorporation fixes the number of directors, in which case a change in the number shall be made only by an amendment to the certificate of incorporation.

If the board is authorized to change the number of directors, it can only do so by a majority of the entire board and so long as no decrease in the number shall shorten the term of any incumbent director.
If the number of directors is fixed by the certificate of incorporation, a change in the number shall be made only by an amendment of the certificate.

Removal:	Removal:

Any or all of the directors may be removed for cause by vote of the shareholders.	Any or all of the directors may be removed, with or without cause, by the holders of a majority of the shares entitled to vote unless the certificate of incorporation otherwise provides.

If the articles of incorporation or the by-laws so provide, any or all of the directors may be removed without cause by vote of the shareholders.	In the case of a classified board, shareholders may effect removal of any or all directors only for cause.

Dissenters' Rights of Appraisal

Shareholders have a right to dissent from any plan of merger, consolidation or sale of all or substantially all assets not made in the usual course of business, and receive payment of the fair value of their shares. However, the right of a dissenting shareholder under the BCA to receive payment of the appraised fair value of his shares is not available for the shares of any class or series of stock, which shares or depository receipts in respect thereof, at the record date fixed to determine the shareholders entitled to receive notice of and to vote at the meeting of the shareholders to act upon the agreement of merger or consolidation, were either (i) listed on a securities exchange or admitted for trading on an interdealer quotation system or (ii) held of record by more than 2,000 holders.

Appraisal rights shall be available for the shares of any class or series of stock of a corporation in a merger or consolidation, subject to limited exceptions, such as a merger or consolidation of corporations listed on a national securities exchange in which listed stock is the offered consideration.

Marshall Islands	Delaware
A holder of any adversely affected shares who does not vote on or consent in writing to an amendment to the articles of incorporation has the right to dissent and to receive payment for such shares if the amendment:

Alters or abolishes any preferential right of any outstanding shares having preference; or

Creates, alters, or abolishes any provision or right in respect to the redemption of any outstanding shares; or

Alters or abolishes any preemptive right of such holder to acquire shares or other securities; or

Excludes or limits the right of such holder to vote on any matter, except as such right may be limited by the voting rights given to new shares then being authorized of any existing or new class.

Shareholder's Derivative Actions

An action may be brought in the right of a corporation to procure a judgment in its favor, by a holder of shares or of voting trust certificates or of a beneficial interest in such shares or certificates. It shall be made to appear that the plaintiff is such a holder at the time of bringing the action and that he was such a holder at the time of the transaction of which he complains, or that his shares or his interest therein devolved upon him by operation of law.

In any derivative suit instituted by a shareholder of a corporation, it shall be averred in the complaint that the plaintiff was a shareholder of the corporation at the time of the transaction of which he complains or that such shareholder's stock thereafter devolved upon such shareholder by operation of law.

A complaint shall set forth with particularity the efforts of the plaintiff to secure the initiation of such action by the board or the reasons for not making such effort.
Other requirements regarding derivative suits have been created by judicial decision, including that a shareholder may not bring a derivative suit unless he or she first demands that the corporation sue on its own behalf and that demand is refused (unless it is shown that such demand would have been futile).

Such action shall not be discontinued, compromised or settled, without the approval of the High Court of the Republic of The Marshall Islands.

Reasonable expenses including attorney's fees may be awarded if the action is successful.

A corporation may require a plaintiff bringing a derivative suit to give security for reasonable expenses if the plaintiff owns less than 5% of any class of stock and the shares have a value of less than $50,000.

UNDERWRITING

Under the terms and subject to the conditions of an underwriting agreement dated the date of this prospectus, the underwriters named below, for whom                          and                          are acting as representatives, have severally agreed to purchase, and we have agreed to sell to them, the number of common shares indicated below:

Name	Number of Shares

Total

The underwriters and the representatives are collectively referred to as the "underwriters" and the "representatives," respectively. The underwriters are offering the common shares subject to their acceptance of the common shares from us and subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the common shares offered by this prospectus are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated to take and pay for all of the common shares offered by this prospectus if any such common shares are taken. However, the underwriters are not required to take or pay for the common shares covered by the underwriters' over-allotment option described below.

The underwriters initially propose to offer part of the common shares directly to the public at the offering price listed on the cover page of this prospectus and part to certain dealers. After the initial offering of the common shares, the offering price and other selling terms may from time to time be varied by the representatives.

We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus supplement, to purchase up to 300,000 additional common shares at the public offering price listed on the cover page of this prospectus, less underwriting discounts and commissions. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with the offering of the common shares offered by this prospectus. To the extent the option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase about the same percentage of the additional common shares as the number listed next to the underwriter's name in the preceding table bears to the total number of common shares listed next to the names of all underwriters in the preceding table.

The following table shows the per share and total public offering price, underwriting discounts and commissions, and proceeds before expenses to us. These amounts are shown assuming both no exercise and full exercise of the underwriters' option to purchase up to an additional 300,000 common shares.

Total
	Per Share	No Exercise	Full Exercise
Public offering price	$	$	$
Underwriting discounts and commissions to be paid by us:	$	$	$
Proceeds, before expenses, to us	$	$	$

The estimated offering expenses payable by us, exclusive of the underwriting discounts and commissions, are approximately $250,000.

As of the date of this prospectus, our common shares traded on the New York Stock Exchange under the symbol "PRGN." Effective with the open of trading on April 19, 2013, our common shares are expected to cease trading on the New York Stock Exchange and commence trading on the Nasdaq Global Market under the symbol "PRGN."

We, all of our executive officers and directors, Innovation Holdings and Loretto have entered into lock-up agreements with the underwriters. Under these agreements, we and each of these persons may not, without the prior written approval of                          and                          offer, sell, contract to sell or otherwise dispose of or hedge common shares or securities convertible into or exchangeable for common shares. These restrictions will be in effect for a period of          days after the date of this prospectus. However, if (a) during the period that begins on the date that is 15 calendar days plus 3 business days before the last day of the foregoing        -day period and ends on the last day of the foregoing        -day period, we issue an earnings release or material news or a material event relating to us occurs or (b) prior to the expiration of the foregoing        -day period, we announce that we will release earnings results during the 16-day period beginning on the last day of the        -day period, these "lock-up" restrictions imposed continue to apply until the expiration of the date that is 15 calendar days plus 3 business days after the date on which the issuance of the earnings release or the material news or material event occurs. These restrictions do not apply to transfers to immediate family or donees who receive such securities as bona fide gifts or to trusts established for the benefit of such persons; provided that such transferees agree to substantially the same transfer restrictions on the securities they receive.

In addition, during the lock-up period, we will not be permitted to file any registration statement relating to, and each of our executive officers, directors and the aforementioned shareholders have agreed not to make any demand for, or exercise any right relating to, the registration of any common shares or any securities convertible into or exercisable or exchangeable for common shares, without the prior written consent of                          and                         .

In order to facilitate the offering of the common shares, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of our common shares. Specifically, the underwriters may sell more common shares than they are obligated to purchase under the underwriting agreement, creating a short position. A short sale is covered if the short position is no greater than the number of common shares available for purchase by the underwriters under the over-allotment option. The underwriters can close out a covered short sale by exercising the over-allotment option or purchasing common shares in the open market. In determining the source of common shares to close out a covered short sale, the underwriters will consider, among other things, the open market price of common shares compared to the price available under the over-allotment option. The underwriters may also sell common shares in excess of the over-allotment option, creating a naked short position. The underwriters must close out any naked short position by purchasing common shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of our common shares in the open market after pricing that could adversely affect investors who purchase in this offering. As an additional means of facilitating this offering, the underwriters may bid for, and purchase, common shares in the open market to stabilize the price of our common shares. These activities may raise or maintain the market price of our common shares above independent market levels or prevent or retard a decline in the market price of our common shares. The underwriters are not required to engage in these activities and may end any of these activities at any time.

We and the underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act.

A prospectus in electronic format may be made available on websites maintained by one or more underwriters, or selling group members, if any, participating in this offering. The representatives may agree to allocate a number of common shares to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters that may make Internet distributions on the same basis as other allocations.

Certain of the underwriters and their affiliates from time to time have performed investment banking, commercial banking and advisory services to us, for which they have received customary fees and expenses. The underwriters and their affiliates may from time to time perform investment banking and advisory services for us and our affiliates in the ordinary course of business for which they may in the future receive customary fees and expenses.

Selling Restrictions

European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a "Relevant Member State") an offer to the public of any common shares may not be made in that Relevant Member State, except that an offer to the public in that Relevant Member State of any common shares may be made at any time under the following exemptions under the Prospectus Directive, if they have been implemented in that Relevant Member State:

(a)           to any legal entity which is a qualified investor as defined in the Prospectus Directive;

(b)
to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the representatives for any such offer; or

(c)
in any other circumstances falling within Article 3(2) of the Prospectus Directive, provided that no such offer of common shares shall result in a requirement for the publication by us or any underwriter of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an "offer to the public" in relation to any common shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any common shares to be offered so as to enable an investor to decide to purchase any common shares, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State, the expression "Prospectus Directive" means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State), and includes any relevant implementing measure in the Relevant Member State, and the expression "2010 PD Amending Directive" means Directive 2010/73/EU.

United Kingdom

Each underwriter has represented and agreed that:

(a)
it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) received by it in connection with the issue or sale of the common shares in circumstances in which Section 21(1) of the FSMA does not apply to us; and

(b)	it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the common shares in, from or otherwise involving the United Kingdom.

OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

We estimate the expenses in connection with the distribution of our common shares in this offering, other than underwriting discounts, will be as set forth in the table below.

SEC Registration Fee	$1,015

Printing and Engraving Expenses	$50,000

Legal Fees and Expenses	$150,000

Accountants' Fees and Expenses	$40,000

Financial Industry Regulatory Authority Filing Fee	$1,616

Miscellaneous Costs	$7,369

Total	$250,000

ENFORCEABILITY OF CIVIL LIABILITIES

We are a Marshall Islands company, and our principal executive office is located outside of the United States in Greece. Some of our directors, officers and the experts named in this registration statement reside outside the United States. In addition, a substantial portion of our assets and the assets of certain of our directors, officers and experts are located outside of the United States. As a result, it may be difficult or impossible for U.S. investors to serve process within the United States upon us or any of these persons. You may also have difficulty enforcing, both in and outside the United States, judgments you may obtain in United States courts against us or these persons in any action, including actions based upon the civil liability provisions of United States federal or state securities laws.

Furthermore, there is substantial doubt that courts in the countries in which we or our subsidiaries are incorporated or where our assets or the assets of our subsidiaries, directors or officers and such experts are located (i) would enforce judgments of U.S. courts obtained in actions against us or our subsidiaries, directors or officers and such experts based upon the civil liability provisions of applicable U.S. federal and state securities laws or (ii) would enforce, in original actions, liabilities against us or our subsidiaries, directors or officers and such experts based on those laws.

LEGAL MATTERS

The validity of the common shares offered hereby and other matters relating to Marshall Islands and United States law will be passed upon for us by Seward & Kissel LLP, One Battery Park Plaza, New York, New York 10004. The underwriters are being represented by                        .

EXPERTS

The consolidated financial statements of Paragon Shipping Inc. appearing in Paragon Shipping Inc.'s Annual Report (Form 20-F) for the year ended December 31, 2012 and the effectiveness of Paragon Shipping Inc.'s internal control over financial reporting as of December 31, 2012, have been audited by Ernst & Young (Hellas) Certified Auditors Accountants S.A., an independent registered public accounting firm, as set forth in their reports thereon, included therein, and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

The consolidated balance sheet of Paragon Shipping Inc. and subsidiaries as of December 31, 2011, and the related consolidated statements of comprehensive income/(loss), shareholders' equity, and cash flows for each of the two years in the period ended December 31, 2011 have been audited by Deloitte Hadjipavlou, Sofianos & Cambanis S.A., an independent registered public accounting firm, as stated in their report, which is incorporated herein by reference. Such consolidated financial statements have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

The section in this prospectus entitled "Prospectus Summary" has been reviewed by Drewry Shipping Consultants Ltd., 15-17 Christopher Street, London EC2 2BS, England, and the section in this prospectus entitled "The Drybulk Shipping Industry" has been supplied by Drewry, which has confirmed to us that such sections accurately describe, to the best of its knowledge, the international drybulk shipping industry, subject to the availability and reliability of the data supporting the statistical information presented in this prospectus.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form F-1 under the Securities Act with respect to the common shares offered hereby. For the purposes of this section, the term registration statement on Form F-1 means the original registration statement on Form F-1 and any and all amendments including the schedules and exhibits to the original registration statement or any amendment. This prospectus does not contain all of the information set forth in the registration statement on Form F-1 we filed. Each statement made in this prospectus concerning a document filed as an exhibit to the registration statement on Form F-1 is qualified by reference to that exhibit for a complete statement of its provisions. The registration statement on Form F-1, including its exhibits and schedules, may be inspected and copied at the public reference facilities maintained by the Securities and Exchange Commission at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the public reference room by calling 1 (800) SEC-0330, and you may obtain copies at prescribed rates from the Public Reference Section of the SEC at its principal office in Washington, D.C. 20549. The SEC maintains a website (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC.

Information Provided by the Company

We will furnish holders of our common shares with annual reports containing audited financial statements and a report by our independent registered public accounting firm. The audited financial statements will be prepared in accordance with U.S. GAAP. As a "foreign private issuer," we are exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements to shareholders. While we furnish proxy statements to shareholders in accordance with the rules of any stock exchange on which our common shares may be listed in the future, those proxy statements do not conform to Schedule 14A of the proxy rules promulgated under the Securities Exchange Act. In addition, as a "foreign private issuer," our officers and directors are exempt from the rules under the Securities Exchange Act relating to short swing profit reporting and liability.

DOCUMENTS INCORPORATED BY REFERENCE

The SEC allows us to "incorporate by reference" into this prospectus the information we have filed with, and furnished to, the SEC, which means that we can disclose important information to you by referring you to those filed documents. The information incorporated by reference is considered to be a part of this prospectus. We hereby incorporate by reference the document listed below:

•	our Annual Report on Form 20-F for the fiscal year ended December 31, 2012, filed with the SEC on April 3, 2013, as amended on April 18, 2013; and

•
our Report on Form 6-K, filed with the SEC on April 5, 2013, containing a copy of our press release dated April 5, 2013 announcing the transfer of the listing of our common shares to the Nasdaq Global Market.

This prospectus may contain information that updates or modifies information in one or more of the documents incorporated by reference in this prospectus.

You may request a paper copy of our SEC filings, at no cost, by writing to or telephoning us at the following address:

Paragon Shipping Inc.
15, Karamanli Avenue
Voula, 16673
Athens, Greece
(011) (30) (210) 8914 600 (telephone number)

These reports may also be obtained on our website at www.paragonship.com. None of the information on our website is a part of this prospectus.

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

Item 6. Indemnification of Directors and Officers.

Indemnification of Directors and Officers and Limitation of Liability

Article VIII of the Amended and Restated Bylaws of the of the Registrant provides as follows:

1.
Paragon Shipping Inc. (the "Company") shall indemnify, to the full extent permitted by law, any person who was or is a party, or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the Company) by reason of the fact that he is or was a director, officer, employee or agent of the Company, or is or was serving at the request of the Company as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Company, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the Company, and, with respect to any criminal action or proceeding, had reasonable cause to believe that his conduct was unlawful.

2.
The Company shall indemnify, to the full extent permitted by law, any person who was or is a party, or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the Company to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee or agent of the Company, or is or was serving at the request of the Company as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys' fees) actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Company and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the Company unless and only to the extent that the court in which such action or suit was properly brought shall determine upon application that, despite the adjudication of liability, but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which such court having proper jurisdiction shall deem proper.

3.
To the extent that a director, officer, employee or agent of the Company has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in Sections 1 or 2 of Article VIII of the Company's Amended and Restated Articles of Incorporation, or in defense of any claim, issue or matter therein, he shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by him or her in connection therewith.

4.
Any indemnification under Sections 1 or 2 of Article VIII of the Company's Amended and Restated Articles of Incorporation (unless ordered by a court having proper jurisdiction) shall be made by the Company only as authorized in the specific case upon a determination that indemnification of the director, officer, employee or agent is proper in the circumstances because he has met the applicable standard of conduct set forth in such section. Such determination shall be made:

a.	by the Board by a majority vote of a quorum consisting of directors who were not parties to such action, suit or proceeding; or

b.	if such a quorum is not obtainable, or, even if obtainable a quorum of disinterested directors so directs, by independent legal counsel in a written opinion; or

c.	by the shareholders.

5.
Expenses (including attorneys' fees) incurred by an officer or director in defending any civil, criminal, administrative or investigative action, suit or proceeding shall be paid by the Company in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if it shall ultimately be determined that he is not entitled to be indemnified by the Company as authorized in the Company's Amended and Restated Articles of Incorporation.

6.
The indemnification and advancement of expenses provided by, or granted pursuant to, Article VIII of the Company's Amended and Restated Articles of Incorporation shall, unless otherwise provided when authorized or ratified, continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such a person.

7.
The Company shall have power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the Company, or is or was serving at the request of the Company as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against him and incurred by him in any such capacity, or arising out of his status as such, whether or not the Company would have the power to indemnify him against such liability under the provisions of Article VIII of the Company's Amended and Restated Articles of Incorporation.

8.
For purposes of Article VIII of the Company's Amended and Restated Articles of Incorporation, references to the "Company" shall include, in addition to the resulting corporation, any constituent corporation (including any constituent of a constituent) absorbed in a consolidation or merger which, if its separate existence had continued, would have had power and authority to indemnify its directors, officers, and employees or agents, so that any person who is or was a director, officer employee or agent of such constituent corporation, or is or was serving at the request of such constituent corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, shall stand in the same position under Article VIII of the Company's Amended and Restated Articles of Incorporation with respect to the resulting or surviving corporation as he would have with respect to such constituent corporation of its separate existence had continued.

9.
For purposes of Article VIII of the Company's Amended and Restated Articles of Incorporation, references to "other enterprises" shall include employee benefit plans; references to "fines" shall include any excise taxes assessed on a person with respect to any employee benefit plan; and references to "serving at the request of the Company" shall include any service as a director, officer, employee or agent of the Company which imposes duties on, or involves services by, such director, officer, employee, or agent with respect to an employee benefit plan, its participants or beneficiaries; and a person who acted in good faith and in a manner he reasonably believed to be in the interest of the participants and beneficiaries of an employee benefit plan shall be deemed to have acted in a manner "not opposed to the best interests of the Company" as referred to in Article VIII of the Company's Amended and Restated Articles of Incorporation.

10.
The indemnification and advancement of expenses provided by, or granted pursuant to, the other sections of Article VIII of the Company's Amended and Restated Articles of Incorporation shall not be deemed exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under any Bylaw, agreement, vote of shareholders or disinterested directors or otherwise, both as to action in his official capacity and as to action in another capacity while holding such office.

11.
No director or officer of the Company shall be personally liable to the Company or to any shareholder of the Company for monetary damages for breach of fiduciary duty as a director or officer, provided that this provision shall not limit the liability of a director or officer (i) for any breach of the director's or the officer's duty of loyalty to the Company or its shareholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, or (iii) for any transaction from which the director or officer derived an improper personal benefit.

There is currently no pending material litigation or proceeding involving any of the Registrant's directors, officers or employees for which indemnification is sought.

Section 60 of the BCA provides as follows:

Indemnification of directors and officers:

1.
Actions not by or in right of the corporation. A corporation shall have power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that he is or was a director or officer of the corporation, or is or was serving at the request of the corporation as a director or officer of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of no contest, or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceedings, had reasonable cause to believe that his conduct was unlawful.

2.
Actions by or in right of the corporation. A corporation shall have the power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he is or was a director or officer of the corporation, or is or was serving at the request of the corporation, or is or was serving at the request of the corporation as a director or officer of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys' fees) actually and reasonably incurred by him or in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in or not, opposed to the best interests of the corporation and except that no indemnification shall be made in respect of any claims, issue or matter as to which such person shall have been adjudged to be liable for negligence or misconduct in the performance of his duty to the corporation unless and only to the extent that the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the court shall deem proper.

3.
When director or officer successful. To the extent that a director or officer of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in subsections (1) or (2) of this section, or in the defense of a claim, issue or matter therein, he shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by him in connection therewith.

4.
Payment of expenses in advance. Expenses incurred in defending a civil or criminal action, suit or proceeding may be paid in advance of the final disposition of such action, suit or proceeding as authorized by the board of directors in the specific case upon receipt of an undertaking by or on behalf of the director or officer to repay such amount if it shall ultimately be determined that he is not entitled to be indemnified by the corporation as authorized in this section.

5.
Indemnification pursuant to other rights. The indemnification and advancement of expenses provided by, or granted pursuant to, the other subsections of this section shall not be deemed exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in his official capacity and as to action in another capacity while holding such office..

6.
Continuation of indemnification. The indemnification and advancement of expenses provided by, or granted pursuant to, this section shall, unless otherwise provided when authorized or ratified, continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such a person.

7.
Insurance. A corporation shall have power to purchase and maintain insurance on behalf of any person who is or was a director or officer of the corporation or is or was serving at the request of the corporation as a director or officer against any liability asserted against him and incurred by him in such capacity whether or not the corporation would have the power to indemnify him against such liability under the provisions of this section.

 Item 7. Recent Sales of Unregistered Securities

On December 24, 2012, the Company entered into an agreement to sell 4,901,961 of its shares of common stock, par value $0.001 per share (the "Common Shares") to Innovation Holdings S.A. ("Innovation Holdings"), an entity beneficially owned by the Company's Chairman, President and Chief Executive Officer, Mr. Michael Bodouroglou, for total consideration of $10.0 million payable in cash. The transaction closed on December 24, 2012. The Common Shares sold to Innovation Holdings pursuant to the agreement described above were sold in reliance on the exemption from registration provided by Section 4(2) of the Securities Act of 1933, as amended, for transactions by an issuer not involving a public offering.  The table below sets forth the details of the sale.

Securities Sold	Date Sold	Consideration Per Security	Total Consideration/ Aggregate Offering Price	Aggregate Underwriting Commissions	Registration Exemption	Purchasers
4,901,961 shares of common stock, par value $0.001 per share	December 24, 112	$2.04 per share	$10,000,000	—	Section 4(2)	Innovation Holdings S.A.

Since January 1, 2010, the Company has issued an aggregate of 495,000 Common Shares, after giving effect to the 1 for 10 reverse stock spit of our issued and outstanding Common Shares effective on November 5, 2012, pursuant to the Paragon Shipping Inc. 2006 Third Amended and Restated Equity Incentive Plan, or the Plan, to persons eligible to receive awards under the Plan, including officers, directors and employees of the Company and its affiliates in exchange for services provided by such persons to the Company or its affiliates.  The Common Shares issued to the persons listed above pursuant to the Plan were issued in reliance on the exemption from registration provided by Section 4(2) of the Securities Act of 1933, as amended, for transactions by an issuer not involving a public offering.  The table below sets forth the details of these Common Share grants:

Date of Grant	Number of Common Shares	Grant Date Fair Value
Feb. 1, 2010	1,200	$44.45
Nov. 19, 2010	154,000	$37.10
Jan. 31, 2011	4,000	$30.90
Dec. 1, 2011	104,000	$7.50
Jan. 3, 2012	3,500	$6.65
Feb. 3, 2012	6,300	$6.10
Feb. 25, 2013	222,000	$2.71

In addition, since January 1, 2010, the Company has issued an aggregate of 111,878 Common Shares, after giving effect to the 1 for 10 reverse stock spit of our issued and outstanding Common Shares effective on November 5, 2012, pursuant to that certain agreement, dated as of November 10, 2009, as clarified and amended by a supplemental agreement, effective from December 1, 2012, by and among the Company, Allseas Marine S.A. ("Allseas"), a related party entity, and Loretto Finance Inc. ("Loretto"), a related party entity owned by Allseas, pursuant to which in the event of a capital increase, an equity offering or the issuance of Common Shares to a third party or third parties in the future, other than Common Shares issued pursuant to the Plan (as the same may be further amended, amended and restated, supplemented or otherwise modified) or any future equity incentive plans the Company may adopt, the Company has agreed to issue to Loretto, at no cost to Loretto, additional Common Shares in an amount equal to 2% of the total number of Common Shares issued pursuant to such capital increase, equity offering or third party issuance, as applicable. In accordance with the terms of the agreement, any Common Shares to be issued to Loretto under the agreement discussed above may only be issued once the capital increase, equity offering or third party issuance giving rise to the obligation to issue shares to Loretto under the agreement has closed and any applicable contingencies, forfeiture rights or conditions precedent relating to such capital increase, equity offering or third party issuance have lapsed or expired or have been cancelled or terminated, unless otherwise agreed by the mutual agreement of the parties.  The Common Shares issued to Loretto pursuant to the agreement described above were issued in reliance on the exemption from registration provided by Section 4(2) of the Securities Act of 1933, as amended, for transactions by an issuer not involving a public offering.  The table below sets forth the details of these Common Share grants:

Date of Grant	Number of Common Shares	Average Grant Date Fair Value
During 2010	6,142	$36.4125
During 2011	7,697	$32.0861
Feb. 15, 2013	98,039	$3.425

Item 8. Exhibits and Financial Statement Schedules

(a)    Exhibits

The exhibits filed as part of this registration statement are listed in the index to exhibits immediately preceding such exhibits, which index to exhibits is incorporated herein by reference.

(b)    Financial Statements

The financial statements incorporated by reference into this registration statement are listed in the index to the financial statements immediately preceding such financial statements, which index to the financial statements is incorporated herein by reference.

Item 9. Undertakings

The undersigned registrant hereby undertakes:

The undersigned registrant hereby undertakes to provide to the underwriter at the closing specified in the underwriting agreements certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1)
For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b) (1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)
For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Athens, Country of Greece, on April 18, 2013.

PARAGON SHIPPING INC.

By:	/s/ Michael Bodouroglou
Name:	Michael Bodouroglou
Title:	Chairman, President and Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints each of Gary J. Wolfe, Robert E. Lustrin and Edward S. Horton his true and lawful attorney-in-fact and agent, with full powers of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any or all amendments (including post-effective amendments) to this Registration Statement and any related registration statement filed pursuant to Rule 462(b), and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully for all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his substitute

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons on April 18, 2013 in the capacities indicated.

Signature	Title

/s/Michael Bodouroglou	Chairman, President and Chief Executive Officer
Michael Bodouroglou	(Principal Executive Officer)

/s/ Robert Perri	Chief Financial Officer
Robert Perri	(Principal Financial Officer and Principal Accounting Officer)

/s/ Nigel D. Cleave	Director
Nigel D. Cleave

/s/ Dimitrios Sigalas	Director
Dimitrios Sigalas

/s/ Bruce Ogilvy	Director
Bruce Ogilvy

/s/ George Xiradakis	Director
George Xiradakis

AUTHORIZED UNITED STATES REPRESENTATIVE

Pursuant to the requirement of the Securities Act of 1933, the undersigned, the duly undersigned representative in the United States, has signed this registration statement in the City of Newark, State of Delaware, on April 18, 2013.

PUGLISI & ASSOCIATES

By:	/s/ DONALD J. PUGLISI
Name:	Donald J. Puglisi
Title:	Managing Director

EXHIBIT INDEX

Number	Description of Exhibit
1.1	Form of Underwriting Agreement*
3.1	Amended and Restated Articles of Incorporation of Paragon Shipping Inc., incorporated by reference to Exhibit 1 to the Company's Report on Form 6-K, filed with the SEC on April 21, 2010.
3.2
Articles of Amendment to the Amended and Restated Articles of Incorporation of Paragon Shipping Inc., incorporated by reference to Exhibit 1.1 to the Company's Report on Form 6-K, filed with the SEC on November 6, 2012.

3.3	Amended and Restated By-laws of the Company, incorporated by reference to Exhibit 99.1 to the Company's Report on Form 6-K, filed with the SEC on August 15, 2007.
4.1	Form of Share Certificate, incorporated by reference to Exhibit 4.1 to the Company's Registration Statement on Form F-1 (File No. 333-143481), filed with the SEC on June 4, 2007.
5.1	Form of Opinion of Seward & Kissel, LLP, as to the validity of the securities being registered (filed herewith).
8.1	Form of Opinion of Seward & Kissel, LLP, with respect to certain tax matters (filed herewith).
10.1
Form of Amended and Restated Registration Rights Agreement, incorporated by reference to Exhibit 10.3 to the Company's Registration Statement on Form F-1 (File No. 333-144687), filed with the SEC on July 30, 2007.

10.2
Form of Initial Purchaser Registration Rights Agreement, incorporated by reference to Exhibit 10.4 to the Company's Registration Statement on Form F-1/A (File No. 333-143481), filed with the SEC on June 4, 2007.

10.3
Innovation Holdings Registration Rights Agreement, incorporated by reference to Exhibit 10.5 to the Company's Registration Statement on Form F-1 (File No. 333-143481), filed with the SEC on June 4, 2007.

10.4	Amended and Restated Equity Incentive Plan, incorporated by reference to Exhibit 4.5 to the Company's Annual Report on Form 20-F, filed with the SEC on March 4, 2011.
10.5	Stockholders Rights Agreement, incorporated by reference to Exhibit 4.1 to the Company's Registration Statement (File No. 001-33655), filed with the SEC on January 4, 2008.
10.6	First Amendment to Stockholders Rights Agreement, incorporated by reference to Exhibit 4.2 to the Company's Registration Statement (File No. 001-33655), filed with the SEC on March 18, 2010.
10.7	Form of Management Agreement, incorporated by reference to Exhibit 10.2 to the Company's Registration Statement (File No. 333-143481), filed with the SEC on June 4, 2007.
10.8	Form of Amended Management Agreement, incorporated by reference to Exhibit 4.9 to the Company's Annual Report on Form 20-F, filed with the SEC on March 4, 2011.
10.9
Form of Addendum No. 1 to Management Agreement, incorporated by reference to Exhibit 4.58 to the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 2011, filed with the SEC on April 27, 2012.

10.10
Form of Management Agreement for newbuilding vessels under construction, incorporated by reference to Exhibit 4.10 to the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 2010, filed with the SEC on March 4, 2011.

10.11
Supplemental Letter, dated May 24, 2011, to a Commerzbank AG Senior Secured Revolving Credit Facility, dated November 29, 2007, as amended and supplemented, incorporated by reference to Exhibit 4.13 to the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 2011, filed with the SEC on April 27, 2012.

10.12
Supplemental Letter, dated August 1, 2011, to a Commerzbank AG Senior Secured Revolving Credit Facility, dated November 29, 2007, as amended and supplemented, incorporated by reference to Exhibit 4.14 to the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 2011, filed with the SEC on April 27, 2012.

10.13
Loan Agreement, dated August 12, 2011, by and among Paragon Shipping Inc., as Borrower, and the banks and financial institutions listed therein, as Lenders, and Commerzbank AG, as Agent, Arranger and Security Trustee, and Commerzbank AG, as Swap Bank, relating to a secured term loan facility of up to $57,000,000, incorporated by reference to Exhibit 4.15 to the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 2011, filed with the SEC on April 27, 2012.

10.14
Amending and Restating Agreement, dated February 8, 2013, by and among Paragon Shipping Inc., as Borrower, and Reading Navigation Co., Donna Marine Co. and Protea International Inc., as Owners, and the banks and financial institutions listed therein, as Lenders, and Commerzbank AG, as Agent, Arranger and Security Trustee,. And Commerzbank AG, as Swap Bank, relating to an amended and restated secured term loan facility of (originally) up to $57,000,000, incorporated by reference to Exhibit 4.14 to the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 2012, filed with the SEC on April 3, 2013.

10.15
Form of Loan Agreement, dated November 19, 2007, by and among Paragon Shipping Inc., as Borrower, and the banks and financial institutions listed therein, as Lenders, and UniCredit Bank AG (formerly known as Bayerische Hypo-und Vereinsbank AG), as Agent, Arranger and Security Trustee, and UniCredit Bank AG (formerly known as Bayerische Hypo-und Vereinsbank AG), relating to a secured credit facility of up to $90,000,000, incorporated by reference to Exhibit 4.17 to the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 2010, filed with the SEC on March 4, 2011.

10.16
Form of Third Supplemental Agreement, dated December 29, 2010, relating to a Loan Agreement, dated November 19, 2007, by and among Paragon Shipping Inc., as Borrower, and the banks and financial institutions listed therein, as Lenders, and UniCredit Bank AG (formerly known as Bayerische Hypo-und Vereinsbank AG), as Agent, Arranger and Security Trustee, and UniCredit Bank AG (formerly known as Bayerische Hypo-und Vereinsbank AG), relating to a secured credit facility of up to $90,000,000, as amended, incorporated by reference to Exhibit 4.18 to the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 2010, filed with the SEC on March 4, 2011.

10.17
Fourth Supplemental Agreement, dated October 27, 2011, relating to a secured credit facility of up to $90,000,000, to Paragon Shipping Inc., as Borrower, provided by the banks and financial institutions listed therein, as Lenders, UniCredit Bank AG, as Arranger, Agent and Security Trustee, and UniCredit Bank AG, as Swap Bank, incorporated by reference to Exhibit 4.21 to the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 2011, filed with the SEC on April 27, 2012.

10.18
Fifth Supplemental Agreement, dated November 30, 2012, relating to a secured credit facility of up to $90,000,000 to Paragon Shipping Inc., as Borrower, provided by the banks and financial institutions listed therein, as Lenders, Unicredit Bank AG, as Arranger, Agent and Security Trustee, and Unicredit Bank AG, as Swap Bank (filed herewith).

10.19
Supplemental Letter, dated December 15, 2011, to a loan agreement, dated December 4, 2007 (as supplemented and amended and amended and restated) made between Paragon Shipping Inc., as Borrower, the banks and financial institutions listed therein, as Lenders, Bank of Scotland plc, as Agent, Mandated Lead Arranger, Underwriter and Security Trustee, and Bank of Scotland plc, as Swap Bank, relating to a secured revolving credit facility of up to $89,000,000, incorporated by reference to Exhibit 4.28 to the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 2011, filed with the SEC on April 27, 2012.

10.20
Supplemental Letter, dated April 26, 2012, by and among Paragon Shipping Inc., as Borrower, and the banks and financial institutions listed therein, as Lenders, and Bank of Scotland plc, as Agent, Mandated Lead Arranger, Underwriter and Security Trustee, and Bank of Scotland plc, as Swap Bank, relating to a secured revolving credit facility of (originally) up to $89,000,000, incorporated by reference to Exhibit 4.20 to the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 2012, filed with the SEC on April 3, 2013.

10.21
Second Amending and Restating Agreement, dated November 30, 2012, by and among Paragon Shipping Inc., as Borrower, and Imperator I Maritime Company and Canyon I Navigation Corp., as Owners, and the banks and financial institutions listed therein, as Lenders, and Bank of Scotland plc, as Agent, Mandated Lead Arranger, Underwriter and Security Trustee, and Bank of Scotland plc, as Swap Bank, relating to an amended and restated revolving credit facility of (originally) up to $89,000,000 (filed herewith).

10.22
Form of Loan Agreement, dated March 30, 2009, by and among Paragon Shipping Inc., as Borrower, and the banks and financial institutions listed therein, as Lenders, and the banks and financial institutions listed therein, as Swap Banks, and The Governor and Company of the Bank of Ireland, as Arranger, Agent and Security Trustee, relating to a term loan facility of up to $30,000,000, incorporated by reference to Exhibit 99.6 to the Company's Report on Form 6-K, filed with the SEC on April 7, 2009.

10.23
Form of Supplemental Agreement, dated March 23, 2010, by and among Paragon Shipping Inc., as Borrower, and the banks and financial institutions listed therein, as Lenders, and the banks and financial institutions listed therein, as Swap Banks, and The Governor and Company of the Bank of Ireland, as Arranger, Agent and Security Trustee, relating to a loan agreement, dated March 30, 2009, for a term loan facility of up to $30,000,000, incorporated by reference to Exhibit 4.29 to the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 2010, filed with the SEC on March 4, 2011.

10.24
Supplemental Letter, dated December 23, 2011, relating to the Loan Agreement, dated March 30, 2009, by and among Paragon Shipping Inc., as Borrower, and the banks and financial institutions listed therein, as Lenders, and the banks and financial institutions listed therein, as Swap Banks, and The Governor and Company of the Bank of Ireland, as Arranger, Agent and Security Trustee, as supplemented by the Supplemental Agreement, dated March 23, 2010, relating to a term loan facility of up to $30,000,000, incorporated by reference to Exhibit 4.31 to the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 2011, filed with the SEC on April 27, 2012.

10.25
Second Supplemental Agreement, dated November 28, 2012, by and among Paragon Shipping Inc., as Borrower, and the banks and financial institutions listed therein, as Lenders, and the banks and financial institutions listed therein, as Swap Banks, and The Governor and Company of the Bank of Ireland, as Arranger, Agent and Security Trustee, relating to the Loan Agreement, dated March 30, 2009 (as amended), for a term loan facility of up to $30,000,000 (filed herewith).

10.26
Form of Loan Agreement, dated July 31, 2008, by and among Paragon Shipping Inc., as Borrower, and the banks and financial institutions listed therein, as Lenders, and HSH Nordbank AG, as Agent and Security Trustee, and HSH Nordbank AG, as Swap Bank, relating to a loan facility of up to $51,500,000, incorporated by reference to Exhibit 99.2 to the Company's Report on Form 6-K, filed with the SEC on April 7, 2009.

10.27
Form of Supplemental Agreement, dated April 3, 2009, by and among Paragon Shipping Inc., as Borrower, and the banks and financial institutions listed therein, as Lenders, and HSH Nordbank AG, as Agent and Security Trustee, and HSH Nordbank AG, as Swap Bank, relating to a secured loan facility of (originally) up to $51,500,000, incorporated by reference to Exhibit 99.7 to the Company's Report on Form 6-K, filed with the SEC on April 7, 2009.

10.28
Form of Waiver Letter, dated March 1, 2010, relating to the Loan Agreement, dated July 31, 2008, as amended and supplemented by a First Supplemental Agreement, dated April 3, 2009, incorporated by reference to Exhibit 4.32 to the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 2010, filed with the SEC on March 4, 2011.

10.29
Form of Second Supplemental Agreement, dated April 16, 2010, by and among Paragon Shipping Inc., as Borrower, and the banks and financial institutions listed therein, as Lenders, and HSH Nordbank AG, as Agent and Security Trustee, and HSH Nordbank AG, as Swap Bank, relating to a secured loan facility of (originally) up to $51,500,000, incorporated by reference to Exhibit 4.33 to the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 2010, filed with the SEC on March 4, 2011.

10.30
Waiver Letter, dated August 5, 2011, relating to the Loan Agreement, dated July 31, 2008, as amended and supplemented, incorporated by reference to Exhibit 4.36 to the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 2011, filed with the SEC on April 27, 2012.

10.31
Third Supplemental Agreement, dated September 1, 2011, by and among Paragon Shipping Inc., as Borrower, and the banks and financial institutions listed therein, as Lenders, and HSH Nordbank AG, as Agent and Security Trustee, and HSH Nordbank AG, as Swap Bank, relating to a secured loan facility of (originally) up to $51,500,000, incorporated by reference to Exhibit 4.37 to the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 2011, filed with the SEC on April 27, 2012.

10.32
Supplemental Letter, dated July 17, 2012, to the Loan Agreement, dated July 31, 2008 (as amended and supplemented by three supplemental agreements dated, respectively, April 3, 2009, April 16, 2010 and September 1, 2011), by and among Paragon Shipping Inc., as Borrower, and the banks and financial institutions listed therein, as Lenders, and HSH Nordbank AG, as Agent and Security Trustee, and HSH Nordbank AG, as Swap Bank, relating to a secured loan facility of (originally) up to $51,500,000, incorporated by reference to Exhibit 10.32 to the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 2012, filed with the SEC on April 3, 2013.

10.33
Supplemental Letter, dated January 22, 2013, to the Loan Agreement, dated July 31, 2008 (as amended and supplemented by three supplemental agreements dated, respectively, April 3, 2009, April 16, 2010 and September 1, 2011, and a supplemental letter, dated July 17, 2012), by and among Paragon Shipping Inc., as Borrower, and the banks and financial institutions listed therein, as Lenders, and HSH Nordbank AG, as Agent and Security Trustee, and HSH Nordbank AG, as Swap Bank, relating to a secured loan facility of (originally) up to $51,500,000, incorporated by reference to Exhibit 10.33 to the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 2012, filed with the SEC on April 3, 2013.

10.34
Form of Loan Agreement, dated July 2, 2010, by and between Eris Shipping S.A., as Borrower, and HSBC Bank plc, as Lender, relating to a $22,000,000 secured loan incorporated by reference to Exhibit 4.34 to the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 2010, filed with the SEC on March 4, 2011.

10.35
First Supplemental Agreement, dated November 30, 2012, by and among Eris Shipping S.A., as Borrower, and Paragon Shipping Inc., as Guarantor, and HSBC Bank plc, as Lender, relating to a $22,000,000 secured loan facility agreement, dated July 2, 2010 (filed herewith).

10.36
Loan Agreement, dated April 21, 2011, by and between Paragon Shipping Inc., as Borrower, and Credit Suisse AG, as Lender, relating to a secured term loan facility of $26,000,000, incorporated by reference to Exhibit 4.40 to the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 2011, filed with the SEC on April 27, 2012.

10.37
Loan Agreement, dated May 5, 2011, by and among Paragon Shipping Inc., as Borrower, and the banks and financial institutions listed therein, as Lenders, and the banks and financial institutions listed therein, as Lead Arrangers and Swap Banks, and Nordea Bank Finland plc, London Branch, as Agent, Bookrunner and Security Trustee, relating to a $89,515,000 facility, incorporated by reference to Exhibit 4.41 to the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 2011, filed with the SEC on April 27, 2012.

10.38
Notice of Partial Cancellation of Total Commitments, dated August 5, 2011, relating to a $89,515,000 term loan facility, dated May 5, 2011, by and among Paragon Shipping Inc., as Borrower, and the banks and financial institutions listed therein, as Lenders, and the banks and financial institutions listed therein, as Lead Arrangers and Swap Banks, and Nordea Bank Finland plc, London Branch, as Agent, Bookrunner and Security Trustee, incorporated by reference to Exhibit 4.42 to the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 2011, filed with the SEC on April 27, 2012.

10.39
Waiver and Amendment Letter, dated January 13, 2012, relating to a $89,515,000 term loan facility, dated May 5, 2011, by and among Paragon Shipping Inc., as Borrower, and the banks and financial institutions listed therein, as Lenders, and the banks and financial institutions listed therein, as Lead Arrangers and Swap Banks, and Nordea Bank Finland plc, London Branch, as Agent, Bookrunner and Security Trustee, incorporated by reference to Exhibit 4.43 to the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 2011, filed with the SEC on April 27, 2012.

10.40
Supplemental Agreement, dated January 29, 2013, by and among Paragon Shipping Inc., as Borrower, and the banks and financial institutions listed therein, as Lenders, and the banks and financial institutions listed therein, as Lead Arrangers and Swap Banks, and Nordea Bank Finland plc, London Branch, as Agent, Bookrunner and Security Trustee, and Ovation Services Inc., Coral Ventures Inc., Winselet Shipping & Trading Co. Ltd, Aminta International S.A. and Adonia Enterprises S.A., as Guarantors, relating to a facility of (originally) up to $89,515,100, incorporated by reference to Exhibit 4.40 to the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 2012, filed with the SEC on April 3, 2013.

10.41
Purchase Agreement between the Company, Allseas Marine S.A. and Loretto Finance Inc., dated November 10, 2009, incorporated by reference to Exhibit 10.21 to the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 2009, filed with the SEC on March 31, 2010.

10.42
Supplemental Agreement between the Company, Allseas Marine S.A. and Loretto Finance Inc. relating to Purchase Agreement between the Company, Allseas Marine S.A. and Loretto Finance Inc., dated November 10, 2009, incorporated by reference to Exhibit 4.42 to the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 2012, filed with the SEC on April 3, 2013.

10.43
Purchase Agreement between Eridanus Trader Co. and a company to be nominated by Box Ships Inc., dated April 19, 2011, for the purchase of the Box Trader, incorporated by reference to Exhibit 4.13 to the Annual Report on Form 20-F of Box Ships Inc. for the fiscal year ended December 31, 2011, filed with the SEC on March 16, 2012.

10.44
Purchase Agreement between Ardelia Navigation Limited and a company to be nominated by Box Ships Inc., dated April 19, 2011, for the purchase of the Box Voyager, incorporated by reference to Exhibit 4.14 to the Annual Report on Form 20-F of Box Ships Inc. for the fiscal year ended December 31, 2011, filed with the SEC on March 16, 2012.

10.45
Purchase Agreement between Delfis Shipping Company S.A. and a company to be nominated by Box Ships Inc., dated April 19, 2011, for the purchase of the CMA CGM Kingfish, incorporated by reference to Exhibit 4.15 to the Annual Report on Form 20-F of Box Ships Inc. for the fiscal year ended December 31, 2011, filed with the SEC on March 16, 2012.

10.46
Loan Agreement between Box Ships Inc., as Borrower, and Paragon Shipping Inc., as Lender, relating to an unsecured loan of up to $30.0 million, incorporated by reference to Exhibit 4.17 to the Annual Report on Form 20-F of Box Ships Inc. for the fiscal year ended December 31, 2011, filed with the SEC on March 16, 2012.

10.47
First Supplemental Agreement, dated March 11, 2013, relating to a unsecured term loan facility of up to $30,000,000 to Box Ships Inc., as Borrower, provided by Paragon Shipping Inc., as Lender, incorporated by reference to Exhibit 4.47 to the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 2012, filed with the SEC on April 3, 2013.

10.48
Purchase Option Agreement between Box Ships Inc. and Paragon Shipping Inc., incorporated by reference to Exhibit 4.18 to the Annual Report on Form 20-F of Box Ships Inc. for the fiscal year ended December 31, 2011, filed with the SEC on March 16, 2012.

10.49
Non-Competition Agreement between Box Ships Inc., Paragon Shipping and Michael Bodouroglou, incorporated by reference to Exhibit 4.11 to the Annual Report on Form 20-F of Box Ships Inc. for the fiscal year ended December 31, 2011, filed with the SEC on March 16, 2012.

10.50
Registration Rights Agreement between Paragon Shipping, Neige International Inc., as nominee for Proplous Navigation S.A. and Box Ships Inc., incorporated by reference to Exhibit 4.12 to the Annual Report on Form 20-F of Box Ships Inc. for the fiscal year ended December 31, 2011, filed with the SEC on March 16, 2012.

10.51
Form of Manning Agreement between vessel owning subsidiaries of Paragon Shipping Inc. and Crewcare Inc., incorporated by reference to Exhibit 4.53 to the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 2011, filed with the SEC on April 27, 2012.

10.52
Administrative Services Agreement, dated November 12, 2008, between Paragon Shipping Inc. and Allseas Marine S.A., incorporated by reference to Exhibit 4.54 to the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 2011, filed with the SEC on April 27, 2012.

10.53
Accounting Agreement Renewal, dated January 23, 2010, between Paragon Shipping Inc. and Allseas Marine S.A., incorporated by reference to Exhibit 4.55 to the Company's Annual Report on Form 20-F, filed with the SEC on April 27, 2012.

10.54
Addendum No. 1, dated June 1, 2010, to the Accounting Agreement Renewal, dated January 23, 2010, between Paragon Shipping Inc. and Allseas Marine S.A., incorporated by reference to Exhibit 4.56 to the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 2011, filed with the SEC on April 27, 2012.

10.55
Accounting Agreement Renewal 2012, dated February 16, 2012 between Paragon Shipping Inc. and Allseas Marine S.A., incorporated by reference to Exhibit 4.57 to the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 2011, filed with the SEC on April 27, 2012.

10.56
Share Purchase Agreement, dated as of December 24, 2012, by and between the Company and Innovation Holdings S.A., incorporated by reference to Exhibit 4.56 to the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 2012, filed with the SEC on April 3, 2013.

10.57
Registration Rights Agreement, dated as of December 24, 2012, by and between the Company and Innovation Holdings S.A., incorporated by reference to Exhibit 4.57 to the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 2012, filed with the SEC on April 3, 2013.

10.58
Executive Services Agreement, dated January 27, 2011, by and between Paragon Shipping Inc. and Allseas Marine S.A., incorporated by reference to Exhibit 4.58 to the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 2012, filed with the SEC on April 3, 2013.

10.59
Addendum No. 1 to Executive Services Agreement, dated January 27, 2011, by and between Paragon Shipping Inc. and Allseas Marine S.A., incorporated by reference to Exhibit 4.59 to the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 2012, filed with the SEC on April 3, 2013.

10.60
Addendum No. 2 to Executive Services Agreement, dated January 27, 2011, by and between Paragon Shipping Inc. and Allseas Marine S.A., incorporated by reference to Exhibit 4.60 to the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 2012, filed with the SEC on April 3, 2013.

21.1
Subsidiaries of Paragon Shipping Inc., incorporated by reference to Exhibit 8.1 to the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 2012, filed with the SEC on April 3, 2013.

23.1	Consent of Independent Registered Public Accounting Firm (filed herewith).
23.2	Consent of Independent Registered Public Accounting Firm (filed herewith).
23.3	Consent of Drewry Shipping Consultants Ltd. (filed herewith).
23.4	Consent of Seward & Kissel LLP (included in Exhibit 5.1).
24.1	Power of Attorney (included in the signature page hereto).

*To be filed by amendment.